EXHIBIT 99.2

EXECUTION VERSION

DIFFERENCE CAPITAL FINANCIAL INC.

and

MOGO FINANCE TECHNOLOGY INC.

ARRANGEMENT AGREEMENT

April 14, 2019

i

SCHEDULES

Schedule A	Arrangement Resolution
Schedule B	Plan of Arrangement
Schedule C	Representations and Warranties of the Company
Schedule D	Representations and Warranties of the Purchaser

ii

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of April 14, 2019,

B E T W E E N:

DIFFERENCE CAPITAL FINANCIAL INC., a corporation existing under the laws of Canada,

(the “Purchaser”)

- and -

MOGO FINANCE TECHNOLOGY INC., a corporation existing under the laws of British Columbia,

(the “Company”).

RECITALS:

A.	The board of directors of each of the Purchaser and the Company has determined that it would be in the best interests of the Purchaser and the Company, respectively, for the Purchaser to acquire the Company.

B.	The Parties intend to carry out the transaction contemplated in this Agreement by way of a Plan of Arrangement under the provisions of the BCBCA.

C.	The Parties agree that the Arrangement will be carried out with the intention that all Purchaser Shares issued under the Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder.

D.	The Company Board has determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the Special Committee, that the Consideration to be received by the Company Shareholders is fair, from a financial point of view, and that the Arrangement is in the best interests of the Company, and the Company Board has resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution, all subject to the terms and the conditions contained in this Agreement.

E.	The Purchaser Board has determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the Purchaser Special Committee, that the Arrangement is in the best interests of the Purchaser, and the Purchaser Board has resolved to recommend that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Resolution, all subject to the terms and the conditions contained in this Agreement.

F.	The Purchaser has entered into the Company Voting Support Agreements with the Company Locked-Up Shareholders, pursuant to which, among other things, such Company Locked-Up Shareholders have agreed, subject to the terms and conditions thereof, to vote their Common Shares in favour of the Arrangement Resolution.

- 1 -

G.	The Company has entered into the Purchaser Voting Support Agreements with the Purchaser Locked-Up Shareholders, pursuant to which, among other things, such Purchaser Locked-Up Shareholders have agreed, subject to the terms and conditions thereof, to vote their Purchaser Shares in favour of the Purchaser Shareholder Resolution.

H.	The Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions contemplated herein.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Agreement” means this arrangement agreement together with the Schedules attached hereto and the Company Disclosure Letter and Purchaser Disclosure Letter, as the same may be amended supplemented or otherwise modified from time to time in accordance with the provisions hereof.

“Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement to be considered at the Company Meeting, substantially in the form of Schedule A.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“BCBCA” means the Business Corporations Act (British Columbia).

“Breaching Party” has the meaning specified in Section 4.8(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Vancouver, British Columbia.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Mogo Finance Technology Inc.

- 2 -

“Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser and/or one or more of its wholly-owned Subsidiaries) after the date of this Agreement, whether or not delivered to the shareholders of the Company, relating to:

(a)	any sale or disposition (or any long-term licensing agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities) whose assets, individually or in aggregate represent 20% or more of the consolidated assets of the Company and its Subsidiaries;

(b)	any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of the Company on a partially diluted basis;

(c)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Material Subsidiaries; or

(d)	any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning specified in Section 2.4(2).

“Company Change in Recommendation” occurs or is made when, (i) the Company Board or any committee of the Company Board (including the Special Committee) fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five (5) Business Days (and in any case prior to the Company Meeting) after having been requested in writing by the Purchaser to do so, the Company Board Recommendation, or (ii) the Company Board or any committee of the Company Board (including the Special Committee) takes no position or a neutral position with respect to a Company Acquisition Proposal for more than five (5) Business Days after first learning of a Company Acquisition Proposal, or (iii) the Company Board or any committee of the Company Board (including the Special Committee) takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Company Board or a committee of the Company Board (including the Special Committee) does not support the Arrangement and this Agreement or does not believe that the Arrangement and this Agreement are in the best interests of the Company Shareholders, or (iv) the Company Board or any committee of the Company Board (including the Special Committee) resolves or proposes to take any of the foregoing actions.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

- 3 -

“Company’s Constating Documents” means notice of articles, articles and all amendments to such articles (or, in each case, the equivalent), and all other constating documents of the Company.

“Company Debentures” means the convertible debentures of the Company issued pursuant to the convertible debenture indenture dated June 6, 2017 between the Company and Computershare Trust Company of Canada.

“Company Dilutive Securities” means, collectively, the Company Debentures, the Company Options, the Company RSUs and the Company Warrants.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the employees of the Company and its Subsidiaries.

“Company Fairness Opinion” means the opinion of the Company Financial Advisor to the effect that, as of the date of such opinion based on and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, other than “interested parties” as defined under MI 61-101.

“Company Financial Advisor” means Raymond James Ltd., financial advisor to the Special Committee.

“Company Financial Statements” means the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2018 and December 31, 2017 (including the notes thereto) and related management’s discussion and analysis included in the Company Public Record.

“Company Incentive Plans” means, collectively, the Company Stock Option Plan and the Company Restricted Share Unit Plan.

“Company Key Consents” has the meaning given to the term in Section (aa) of the Company Disclosure Letter.

“Company Locked-Up Shareholders” means each of the directors and officers of the Company and DKBDF 2019 Limited Partnership, Dana Feller, Rich Rosenberg and Anuja Varshney.

“Company Matching Period” has the meaning specified in Section 6.4(1)(e).

“Company Meeting” means the meeting of Company Shareholders, which may be, at the discretion of the Company, a special meeting or an annual general and special meeting, including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution.

“Company Optionholders” means the holders of Company Options.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Company Stock Option Plan.

“Company Public Record” has the meaning specified in section (i) of Schedule C.

- 4 -

“Company RSUs” means the outstanding restricted share units issued pursuant to the Company Restricted Share Unit Plan.

“Company RSU Holders” means the holders of Company RSUs.

“Company Restricted Share Unit Plan” means the restricted share unit plan of the Company effective June 25, 2015, as amended.

“Company Securities” means, collectively, the Common Shares, the Company Options, the Company RSUs, the Company Debentures and the Company Warrants.

“Company Securityholders” means the holders of Company Securities.

“Company Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Company Stock Option Plan” means the stock option plan of the Company effective November 15, 2013, as amended.

“Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal from a Person who is an arm’s length third party to acquire not less than all of the outstanding Common Shares (where such Company Acquisition Proposal is in respect of the Common Shares) or all or substantially all of the assets of the Company on a consolidated basis that:

(a)	complies with Securities Laws and did not result from or involve a breach of Article 5;

(b)	is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(c)	is not subject, either by the terms of such Company Acquisition Proposal or by virtue of any applicable Law, or rule or requirement of any stock exchange, to any requirement that the approval of the shareholders of the Person making the Company Acquisition Proposal be obtained;

(d)	if any consideration is cash, is not subject to any financing contingency or condition;

(e)	is not subject, either by the terms of such Company Acquisition Proposal or by virtue of any applicable Law, to any Regulatory Approval;

(f)	is not subject to any due diligence or access condition;

(g)	does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that the Company completes the Arrangement or any similar other transaction with the Purchaser or any of its affiliates agreed prior to any termination of this Agreement; and

(h)	that the Company Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Company Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Company Acquisition Proposal and the party making such Company Acquisition Proposal, (i) would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)), and (ii) the failure to recommend such Company Acquisition Proposal to the Company Shareholders would be inconsistent with the fiduciary duties of the Company Board.

- 5 -

“Company Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Company Termination Fee” means $3,000,000.

“Company Termination Fee Event” has the meaning specified in Section 8.4(2).

“Company Voting Support Agreements” means the voting agreements dated the date hereof and made between the Purchaser and the Company Locked-Up Shareholders setting forth the terms and conditions on which the Company Locked-Up Shareholders have agreed to vote their Common Shares in favour of the Arrangement Resolution.

“Company Warrants” means the outstanding warrants to purchase Common Shares issued to Postmedia Network Inc. and Drawbridge Special Opportunities Fund LP.

“Confidentiality Agreement” means the confidentiality provisions of the letter of intent dated March 19, 2019 between the Purchaser and the Company.

“Consideration” means the consideration to be received by the Company Shareholders pursuant to the Plan of Arrangement consisting of, for each Common Share, one Purchaser Share.

“Contract” means, with respect to any Person, any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which such Person or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means Supreme Court of British Columbia.

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to between the Purchaser and the Company for the purpose of, among other things, receiving Letter of Transmittal (as defined in the Plan of Arrangement) in connection with the Arrangement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement and the Interim Order.

“Effective Date” means the date upon which the Arrangement becomes effective, as provided in the Plan of Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Encumbrances” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Environmental Laws” has the meaning specified in section (x) of Schedule C.

- 6 -

“Expense Reimbursement Fee” means $500,000.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“GAAP” means generally accepted accounting principles as set-out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with IFRS, at the relevant time, applied on a consistent basis.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“IFRS” means International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Intellectual Property Rights” has the meaning specified in section (z) of Schedule C.

“Law” means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Material Adverse Effect” means, in respect of any Person, any fact or state of facts, change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such facts, changes, events, occurrences, effects or circumstances is or could reasonably be expected to be material and adverse to the business, operations, results of operations, prospects, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Person and its Subsidiaries, taken as a whole, except, any such change, event, occurrence, effect, or circumstance resulting from:

(a)	any change affecting the industries in which that Person and its Subsidiaries operate;

(b)	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets;

- 7 -

(c)	any change in GAAP or IFRS;

(d)	any change in general economic, business or regulatory conditions or in global financial, credit, currency or securities markets in Canada or the United States;

(e)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

(f)	any action taken by that Person or any of its Subsidiaries which is required to be taken pursuant to this Agreement;

(g)	any actions taken (or omitted to be taken) upon the request of the Purchaser (in respect of the Company) or the Company (in respect of the Purchaser) in accordance with the provisions of this Agreement;

(h)	the announcement or performance of this Agreement or consummation of the Arrangement; or

(i)	any change in the market price or trading volume of any securities of that Person (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of that Person trade, provided, however, that with respect to clauses (a) through to and including (e), such matter does not have a materially disproportionate effect on that Person and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the relevant industry or industries in which that Person and/or its Subsidiaries operates;

and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract:

(a)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect in respect of the Company;

(b)	relating to any direct or indirect guarantee of any liabilities or obligations of a third party (other than Ordinary Course endorsements for collection) in excess of $5,000,000 in the aggregate;

(c)	relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset;

(d)	restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Encumbrance) or the incurrence of any Encumbrances on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company;

(e)	under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $1,000,000 over the remaining term;

- 8 -

(f)	that creates an exclusive dealing arrangement or right of first or last offer or refusal;

(g)	providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset other than in the Ordinary Course;

(h)	providing for the establishment, organization or formation of any joint venture or similar arrangement;

(i)	that limits or restricts (A) the ability of such Person or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (B) the scope of third parties to whom such Person or any of its Subsidiaries may sell products or deliver services; or

(j)	that is otherwise material to such Person and its Subsidiaries, taken as a whole.

“Material Subsidiaries” means Mogo Financial Inc., Mogo Mortgage Technology Inc., Mogo Blockchain Technology Inc. and Mogo Wealth Technology Inc.

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“NASDAQ” means The NASDAQ Stock Market LLC.

“officer” has the meaning specified in the Securities Act (British Columbia).

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the business of the Person.

“Outside Date” means August 31, 2019, or such later date as may be agreed to in writing by the Parties.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule B, subject to any amendments or variations to such plan made in accordance with Section 9.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Preferred Share Subscription Agreement” means the subscription agreement between the Purchaser and the Company to be entered into prior to the Effective Time providing for the issuance by the Purchaser to the Company of the Purchaser Preferred Shares for nominal consideration.

“Proceedings” has the meaning specified in section (s) of Schedule C.

- 9 -

“Purchaser” means Difference Capital Financial Inc.

“Purchaser Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Purchaser and one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Company (or any affiliate of the Company and/or any one or more of its wholly-owned Subsidiaries) after the date of this Agreement, whether or not delivered to the shareholders of the Purchaser, relating to:

(a)	any sale or disposition (or any long term licensing agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Purchaser and its Subsidiaries or of 20% or more of the voting or equity securities of the Purchaser or any of its Subsidiaries (or rights or interests in such voting or equity securities) whose assets, individually or in the aggregate, represent 20% or more of the consolidated assets of the Purchaser and its Subsidiaries;

(b)	any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning or having the right to acquire 20% or more of any class of voting or equity securities of the Purchaser on a partially diluted basis;

(c)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Purchaser or any of its Subsidiaries; or

(d)	any other similar transaction or series of transactions involving the Purchaser or any of its Subsidiaries.

“Purchaser Board” means the board of directors of the Purchaser as constituted from time to time.

“Purchaser Board Recommendation” has the meaning specified in Section 2.12(2).

“Purchaser Change in Recommendation” occurs or is made when, (i) the Purchaser Board or any committee of the Purchaser Board (including the Purchaser Special Committee) fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five (5) Business Days (and in any case prior to the Purchaser Shareholder Meeting) after having been requested in writing by the Company to do so, the Purchaser Board Recommendation, or (ii) the Purchaser Board or any committee of the Purchaser Board (including the Purchaser Special Committee) takes no position or a neutral position with respect to a Purchaser Acquisition Proposal for more than five (5) Business Days after first learning of a Purchaser Acquisition Proposal, or (iii) the Purchaser Board or any committee of the Purchaser Board (including the Purchaser Special Committee) takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Purchaser Board or a committee of the Purchaser Board (including the Purchaser Special Committee) does not support the Arrangement and this Agreement or does not believe that the Arrangement and this Agreement are in the best interests of the Purchaser, or (iv) the Purchaser Board or any committee of the Purchaser Board (including the Purchaser Special Committee) resolves or proposes to take any of the foregoing actions.

“Purchaser Circular” means the notice of the Purchaser Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Purchaser Shareholders in connection with the Purchaser Shareholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

- 10 -

“Purchaser’s Constating Documents” means the articles of continuance, by-laws and all amendments to such by-laws (or, in each case, the equivalent), and all other constating documents of the Purchaser.

“Purchaser Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Purchaser to the Company with this Agreement.

“Purchaser Employees” means the employees of the Purchaser and its Subsidiaries.

“Purchaser Fairness Opinion” means an opinion of Canaccord Genuity, independent fairness opinion provider to the Purchaser Special Committee, to the effect that, as of the date of such opinion based on and subject to the assumptions, limitations and qualifications set forth therein, the transactions contemplated under this Agreement are fair, from a financial point of view, to the Purchaser.

“Purchaser Key Consents” means the consents set out in Section (e) of Schedule D.

“Purchaser Locked-Up Shareholders” means certain of the directors and officers of the Purchaser.

“Purchaser Matching Period” has the meaning specified in Section 5.4(1)(e).

“Purchaser Material Contract” means any Contract:

(e)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect in respect of the Purchaser;

(f)	relating to any direct or indirect guarantee of any liabilities or obligations of a third party (other than Ordinary Course endorsements for collection) in excess of $5,000,000 in the aggregate;

(g)	relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset;

(h)	restricting the incurrence of indebtedness by the Purchaser or any of its Subsidiaries (including by requiring the granting of an equal and rateable Encumbrance) or the incurrence of any Encumbrances on any properties or assets of the Purchaser or any of its Subsidiaries, or restricting the payment of dividends by the Purchaser;

(i)	under which the Purchaser or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $500,000 over the remaining term;

(j)	that creates an exclusive dealing arrangement or right of first or last offer or refusal;

(k)	providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset other than in the Ordinary Course;

(l)	providing for the establishment, organization or formation of any joint venture or similar arrangement;

- 11 -

(m)	that limits or restricts (A) the ability of such Person or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (B) the scope of third parties to whom such Person or any of its Subsidiaries may sell products or deliver services; or

(n)	that is otherwise material to such Person and its Subsidiaries, taken as a whole.

“Purchaser Options” means the outstanding options to purchase Purchaser Shares issued pursuant to Purchaser Stock Option Plan.

“Purchaser Preferred Shares” means the preferred shares in the authorized capital of the Purchaser to be issued to the Company immediately prior to the Effective Time pursuant to the Preferred Share Subscription Agreement.

“Purchaser Public Record” has the meaning specified in section (i) of Schedule D.

“Purchaser Securityholders” means the holders of securities of the Purchaser.

“Purchaser Share” means a fully paid common share in the capital of the Purchaser.

“Purchaser Shareholders” means the registered or beneficial holders of Purchaser Shares, as the context requires.

“Purchaser Shareholder Approval” means approval of the Purchaser Shareholder Resolution at the Purchaser Shareholder Meeting by (i) at least 66⅔% of the votes cast by Purchaser Shareholders present in person or by proxy at the Purchaser Shareholder Meeting and (ii) if required by MI 61-101, minority approval in accordance with Section 8.1 of MI 61-101.

“Purchaser Shareholder Meeting” means a meeting of Purchaser Shareholders, which may be, at the discretion of the Purchaser, a special meeting or an annual general and special meeting, including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held to consider, among other things, the Purchaser Shareholder Resolution.

“Purchaser Shareholder Resolution” means the resolution(s) of Purchaser Shareholders approving the issuance of the Purchaser Shares and the Preferred Shares under the Arrangement in accordance with the TSX Rules and MI 61-101, to the extent applicable, authorizing the change of the Purchaser’s name to “Mogo Inc.” or such other name as the Company may advise at least five (5) Business Days prior to the mailing of the Purchaser Circular and the election of the board of directors of the Purchaser, with the election of the new board of the Purchaser contemplated in this Agreement to be effective immediately following the Effective Time, and presented at the Purchaser Shareholder Meeting.

“Purchaser Special Committee” means the special committee of the Purchaser Board formed to consider the Arrangement.

“Purchaser Stock Option Plan” means the amended and restated incentive stock option plan of the Purchaser effective June 13, 2013.

- 12 -

“Purchaser Superior Proposal” means any unsolicited bona fide written Purchaser Acquisition Proposal from a Person who is an arm’s length third party to acquire not less than all of the outstanding Purchaser Shares or all or substantially all of the assets of the Purchaser on a consolidated basis that:

(a)	complies with Securities Laws and did not result from or involve a breach of Article 6;

(b)	is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(c)	is not subject, either by the terms of such Purchaser Acquisition Proposal or by virtue of any applicable Law, or rule or requirement of any stock exchange, to any requirement that the approval of the shareholders of the Person making the Purchaser Acquisition Proposal be obtained;

(d)	if any consideration is cash, is not subject to any financing contingency or condition;

(e)	is not subject, either by the terms of such Purchaser Acquisition Proposal or by virtue of any applicable Law, to any Regulatory Approval;

(f)	is not subject to any due diligence or access condition;

(g)	does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that the Purchaser completes the Arrangement or any similar other transaction with the Purchaser or any of its affiliates agreed prior to any termination of this Agreement; and

(h)	that the Purchaser Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Purchaser Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Purchaser Acquisition Proposal and the party making such Purchaser Acquisition Proposal, (i) would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Purchaser Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Company pursuant to Section 6.4(2)), and (ii) the failure to recommend such Purchaser Acquisition Proposal to the Purchaser Shareholders would be inconsistent with the fiduciary duties of the Purchaser Board.

“Purchaser Superior Proposal Notice” has the meaning specified in Section 6.4(1)(c).

“Purchaser Termination Fee” means $1,300,000.

“Purchaser Termination Fee Event” has the meaning specified in Section 8.5(2).

“Purchaser Voting Support Agreements” means the voting agreements dated the date hereof and made between the Company and the Purchaser Locked-Up Shareholders setting forth the terms and conditions on which the Purchaser Locked-Up Shareholders have agreed to vote their Purchaser Shares in favour of the Purchaser Shareholder Resolution.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement.

- 13 -

“Representative” means, with respect to a Person, any officer, director, employee, representative (including any financial or other adviser) or agent of such Person or of any of its Subsidiaries.

“Required Approval” has the meaning specified in Section 2.2(b).

“Securities Authorities” means, with respect to the Company, the British Columbia Securities Commission, and with respect to the Purchaser, the Ontario Securities Commission, and in each case any other applicable securities commissions or securities regulatory authority of a province or territory of Canada, or, as applicable in respect of the Company, in the United States.

“Securities Laws” means the Securities Act (British Columbia) and any other applicable provincial or territorial securities Laws.

“Special Committee” means the special committee of the Company Board formed to consider the Arrangement.

“Subsidiary” has the meaning specified in National Instrument 45-106 - Prospectus Exemptions as in effect on the date of this Agreement.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Terminating Party” has the meaning specified in Section 4.8(3).

“Termination Notice” has the meaning specified in Section 4.8(3).

”Trade Secrets” means confidential know how, methods, technical information, data, processes, or plans used or owned by the Company in the development, production or exploitation of any Intellectual Property Rights or other assets.

- 14 -

“TSX” means the Toronto Stock Exchange.

“TSX Rules” means the TSX Company Manual.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

“U.S. Securities Act” means the United States Securities Act of 1933.

Section 1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars. All references to US$ are to United States dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5)	Capitalized Terms. All capitalized terms used in any Schedule have the meanings ascribed to them in this Agreement.

(6)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of each of David Feller, Gregory Feller and Alice Davidson. Where any representation or warranty is expressly qualified by reference to the knowledge of the Purchaser it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of each of Henry Kneis, Thomas Astle and Michael Wekerle.

(7)	Accounting Terms. All accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.

(8)	Statutes. Any reference to a statute or to a rule of a self-regulatory organization, including any stock exchange, refers to such statute or rule, and all rules and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated.

- 15 -

(9)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. References to time are to local time, Vancouver, British Columbia.

(11)	Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of a Party, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(12)	Date for Action. If the date on which any action is required to be taken hereunder by any Party is not a Business Day, that action will be required to be taken on the next succeeding date that is a Business Day.

Section 1.3 Schedules

(1)	The Schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)	Each of the Company Disclosure Letter and the Purchaser Disclosure Letter itself and all information contained in them is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. Without limiting the foregoing, at the Effective Time, the Plan of Arrangement shall become effective.

Section 2.2 Interim Order

As soon as reasonably practicable after the date of this Agreement, but in any event on or before May 24, 2019, the Company shall apply in a manner acceptable to the Purchaser, acting reasonably, pursuant to Part 9, Division 5 of the BCBCA and, in cooperation with the Purchaser (which shall include the review of all relevant documents by the Purchaser and the incorporation of all reasonable comments from the Purchaser thereon), prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall 66 2/3% of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, voting together as a single class;

- 16 -

(c)	that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)	for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)	that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by Securities Laws;

(h)	that it is the Purchaser’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Purchaser Shares to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(i)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

Section 2.3 The Company Meeting

(1)	The Company shall:

(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable, and in any event on or before June 28, 2019, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(A)	in the case of an adjournment, as required for quorum purposes; or

(B)	as required or permitted under Section 4.8(3) or Section 5.4(5);

(b)	use commercially reasonable efforts to schedule the Company Meeting on the same day and at the same time as the Purchaser Meeting;

(c)	solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, and the Company may at its own expense, or will if so requested by the Purchaser and at the Purchaser’s expense, retain and use the services of investment dealers and proxy solicitation services firms to solicit proxies in favour of the approval of the Arrangement Resolution;

(d)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by the Purchaser, acting reasonably;

- 17 -

(e)	permit the Purchaser to, at the Purchaser’s expense, on behalf of the management of the Company, directly or through a soliciting dealer, actively solicit proxies in favour of the Arrangement on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations;

(f)	consult with the Purchaser in fixing the record date for, and date of, the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(g)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(h)	promptly advise the Purchaser of any communication (written or oral) from any Company Shareholder in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights;

(i)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser;

(j)	not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law; and

(k)	at the reasonable request of the Purchaser from time to time, provide the Purchaser with a list of (i) the Company Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including holders of Company Dilutive Securities), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Company Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

(2)	The Parties acknowledge and agree that the Company Meeting may be, at the discretion of the Company, acting reasonably, a special meeting or an annual general and special meeting of Company Shareholders.

Section 2.4 The Company Circular

(1)	The Company shall prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly, and in any event no later than May 31, 2019, cause the Company Circular and such other documents to be filed and sent to each Company Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in the Interim Order.

- 18 -

(2)	The Company shall ensure that the Company Circular complies in all material respects with Law and all TSX Rules and other applicable stock exchange rules and requests, does not contain any Misrepresentation and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion, (ii) a statement that the Special Committee and the Company Board has received the Fairness Opinion, and has unanimously, after receiving legal and financial advice and the unanimous recommendation of the Special Committee, determined that the Arrangement Resolution is in the best interests of the Company and recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”), (iii) a statement that each director and senior officer of the Company intends to vote all of such individual’s Company Securities in favour of the Arrangement Resolution and against any resolution submitted by any Company Securityholder that is inconsistent with the Arrangement, and that each has entered into a Company Voting Support Agreement, and (iv) all statements that, in the reasonable judgment of the Parties and their legal counsel, are required to allow the Parties to rely on the exemption in Section 3(a)(10) of the U.S. Securities Act.

(3)	The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)	The Purchaser shall provide all necessary information concerning the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, and shall ensure that such information (including any information or documentation incorporated by reference therein) does not contain any Misrepresentation.

(5)	Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5 Final Order

If the Interim Order is obtained, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Part 9, Division 5 of the BCBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order.

- 19 -

Section 2.6 Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b)	provide legal counsel to the Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)	provide copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided the Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(g)	not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are reasonable and consistent with this Agreement and the Plan of Arrangement.

Section 2.7 Arrangement and Effective Date

(1)	The Effective Date will occur on the date upon which the Company and the Purchaser agree in writing as the date upon which the Arrangement becomes effective or, in the absence of such agreement, on the date that is two (2) Business Days following the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of the conditions set out in Article 7 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of those conditions as of the Effective Date), and the Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law.

(2)	The closing of the Arrangement will take place at the offices of Stikeman Elliott LLP in Vancouver, British Columbia, or at such other location as may be agreed upon by the Parties.

- 20 -

Section 2.8 Withholding Taxes

The Purchaser, the Depositary and the Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder or under the Plan of Arrangement and from all dividends or other distributions or other payments otherwise payable to any former securityholders of Company such amounts as the Purchaser, the Depositary or the Company may be permitted or required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.9 Payment of Consideration

The Purchaser shall, following receipt of the Final Order and prior to the Effective Time, deliver to its transfer agent (with a copy to the Depositary), a treasury direction, irrevocably instructing the Purchaser’s transfer agent to issue sufficient Purchaser Shares to pay the aggregate Consideration to be paid to Company Shareholders (other than the Purchaser and any dissenting Company Shareholders) under the Arrangement at the Effective Time.

Section 2.10 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Purchaser Shares issued under the Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Purchaser’s compliance with other United States securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)	pursuant to Section 2.2(h), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Purchaser Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(c)	prior to the issuance of the Interim Order, Company will file with the Court a draft copy of the proposed text of the Company Circular together with any other documents required by Law in connection with the Company Meeting;

(d)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Purchaser Shares pursuant to the Arrangement;

(e)	the Company will ensure that each Company Shareholder and other Person entitled to receive Purchaser Shares pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)	all Persons entitled to receive Purchaser Shares pursuant to the Arrangement will be advised that Purchaser Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act;

- 21 -

(g)	the Final Order will expressly include:

(i)	a recital substantially to the following effect:

“It is the intention of the parties to rely on Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and that the declaration of the fairness of, and the approval of, the Arrangement contemplated in the Plan of Arrangement, a copy of which is attached to the final order, by the Court will serve as the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof, for the issuance and distribution of the shares of Difference Capital Financial Inc. in connection with the Arrangement”; and

(ii)	a statement substantially to the following effect:

“The Arrangement as provided for in the Plan of Arrangement, including the terms and conditions thereof and the issuances and exchanges of securities contemplated therein, is fair and reasonable to the Company Shareholders”.

(h)	the Interim Order will specify that each Person entitled to receive Purchaser Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(i)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(j)	the Company will promptly after the date of this Agreement and from time to time thereafter as requested by the Purchaser or its Representatives, furnish the Purchaser with a current list (of the Company Shareholders, including the names and addresses of all record holders and non-objecting beneficial owners of Common Shares, and lists of securities positions of Common Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to the Purchaser and its Representatives such additional information (including updates of the foregoing lists) and such assistance as the Purchaser or its Representatives may reasonably request for the purpose of determining the residency within the United States of holders and beneficial owners of Common Shares.

Section 2.11 Purchaser Shareholder Meeting

(1)	The Purchaser shall:

(a)	convene and conduct the Purchaser Shareholder Meeting in accordance with Purchaser’s Constating Documents and Law as soon as reasonably practicable, and in any event on or before June 28, 2019, for the purpose of considering the Purchaser Shareholder Resolution and for any other proper purpose;

(b)	use commercially reasonable efforts to schedule the Purchaser Shareholder Meeting on the same day and at the same time as the Company Meeting;

- 22 -

(c)	unless there has been a Company Change in Recommendation, solicit proxies in favour of the approval of the Purchaser Shareholder Resolution and against any resolution submitted by any shareholder of the Purchaser that is inconsistent with the Purchaser Shareholder Resolution and the completion of any of the transactions contemplated by this Agreement, and the Purchaser may at its own expense, or will if so requested by the Company and at the Company’s expense, retain and use the services of investment dealers and proxy solicitation services firms to solicit proxies in favour of the approval of the Purchaser Shareholder Resolution;

(d)	permit the Company to, at the Company’s expense, on behalf of the management of the Purchaser, directly or through a soliciting dealer, actively solicit proxies in favour of the Purchaser Shareholder Resolution on behalf of management of the Purchaser in compliance with Law and disclose in the Purchaser Circular that the Company may make such solicitations;

(e)	consult with the Company in fixing the record date for, and date of, the Purchaser Shareholder Meeting, give notice to the Company of the Purchaser Shareholder Meeting and allow the Company’s representatives and legal counsel to attend the Purchaser Shareholder Meeting;

(f)	promptly advise the Company, at such times as Company may reasonably request and at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Purchaser Shareholder Meeting, as to the aggregate tally of the proxies received by Purchaser in respect of the Purchaser Shareholder Resolution;

(g)	promptly advise Company of any written communication from any Purchaser Shareholder in opposition to the Purchaser Shareholder Resolution;

(h)	not change the record date for the Purchaser Shareholders entitled to vote at the Purchaser Shareholder Meeting in connection with any adjournment or postponement of the Purchaser Shareholder Meeting unless required by Law; and

(i)	at the reasonable request of the Company from time to time, provide the Company with a list of (i) the Purchaser Shareholders, together with their addresses and respective holdings of Purchaser Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Purchaser to acquire Purchaser Shares, and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Purchaser Shares, together with their addresses and respective holdings of Purchaser Shares. The Purchaser shall from time to time require that its registrar and transfer agent furnish the Company with such additional information, including updated or additional lists of Purchaser Shareholders, and lists of securities positions and other assistance as the Company may reasonably request in order to be able to communicate with respect to the Arrangement with the Purchaser Shareholders and with such other Persons as are entitled to vote on the Purchaser Shareholder Resolution.

(2)	The Parties acknowledge and agree that the Purchaser Shareholder Meeting may be, at the discretion of the Purchaser, acting reasonably, a special meeting or an annual general and special meeting of Purchaser Shareholders.

- 23 -

Section 2.12 Purchaser Circular

(1)	The Purchaser shall prepare and complete, in consultation with the Company, the Purchaser Circular together with any other documents required by Law in connection with the Purchaser Shareholder Meeting, and the Purchaser shall, promptly, and in any event no later than May 31, 2019, cause the Purchaser Circular and such other documents to be filed and sent to each Purchaser Shareholder and other Person as required by Law, in each case so as to permit the Purchaser Meeting to be held by the date specified in Section 2.11(1)(a).

(2)	The Purchaser shall ensure that the Purchaser Circular complies in material respects with Law, does not contain any Misrepresentation and provides the Purchaser Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Purchaser Meeting. Without limiting the generality of the foregoing, the Purchaser Circular must include: (i) a copy of the Purchaser Fairness Opinion, (ii) a statement that the Purchaser Board has received the Purchaser Fairness Opinion and unanimously recommends that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Resolution (the “Purchaser Board Recommendation”), and (iii) a statement that the directors and certain senior officers of the Purchaser intend to, subject to the provisions of the Purchaser Voting Support Agreements, vote all of such individual’s Purchaser Shares in favour of the Purchaser Shareholder Resolution and against any resolution submitted by any Purchaser Shareholder that is inconsistent with the Purchaser Shareholder Resolution.

(3)	The Purchaser shall give the Company and its legal counsel a reasonable opportunity to review and comment on drafts of the Purchaser Circular and other related documents, and shall give reasonable consideration to any comments made by the Company and its counsel, and agrees that all information relating solely to the Company included in the Purchaser Circular must be in a form and content satisfactory to the Company, acting reasonably.

(4)	The Company shall provide all necessary information concerning the Company that is required by Law to be included by the Purchaser in the Purchaser Circular or other related documents to the Purchaser in writing, and shall ensure that such information does not contain any Misrepresentation.

(5)	Each Party shall promptly notify the other Party if it becomes aware that the Purchaser Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Purchaser shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Purchaser Shareholders and, if required by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company

(1)	Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter, the Company represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

- 24 -

Section 3.2 Representations and Warranties of the Purchaser

(1)	Except as set forth in the correspondingly numbered paragraph of the Purchaser Disclosure Letter, the Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of Business of the Company

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall conduct business in the Ordinary Course and in compliance, in all material respects, with all Laws.

(2)	Without limiting the generality of Section 4.1(1), the Company shall use commercially reasonable efforts to preserve intact the current business organization of the Company, keep available the services of the present employees and agents of the Company and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with the Company and, except for transactions involving the Company and one or more of its wholly-owned Subsidiaries or between wholly–owned Subsidiaries of the Company or with the prior written consent of the Purchaser, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend the Company’s Constating Documents or any Subsidiary’s constating documents;

(b)	split, combine or reclassify any of its shares or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) or amend any term of any outstanding debt security;

(c)	amend the Company Stock Option Plan or the Company Restricted Share Unit Plan, or amend or modify the terms of any Company Dilutive Securities (including the vesting thereof);

(d)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock;

(e)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Common Shares, except for the issuance of Common Shares issuable upon the exercise or vesting of the Company Dilutive Securities outstanding on the date of this Agreement in accordance with the terms thereof;

- 25 -

(f)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any material assets, securities, properties, interests or businesses;

(g)	sell, lease, transfer, encumber or otherwise dispose of any of its assets or any interest therein except for assets which are obsolete and which individually or in the aggregate do not exceed $100,000;

(h)	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $100,000;

(i)	prepay any indebtedness before it falls due or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(j)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(k)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(l)	make, amend or rescind any material Tax election, amend, in any manner adverse to the Company, any Tax Return, settle or compromise any material liability for Taxes or change or revoke any of its methods of Tax accounting;

(m)	take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice;

(n)	other than in the Ordinary Course, make any bonus or profit sharing distribution or similar payment of any kind;

(o)	make any change in the Company’s methods of accounting, except as required by concurrent changes in GAAP;

(p)	increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Company Employee or director or executive officer of the Company or any of its Subsidiaries; or (ii) increase the benefits payable under any existing severance or termination pay policies with any Company Employee or director or executive officer of the Company or any of its Subsidiaries; or (iii) increase the benefits payable under any employment agreements with any Company Employee or director or executive officer of the Company or any of its Subsidiaries; or (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or executive officer of the Company; (v) enter into any employment or other similar agreement with any Person which includes any change of control provision or any provision for severance or termination pay in excess of the statutory minimum; or (v) increase compensation, bonus levels or other benefits payable to any Company Employee or director or executive officer of the Company or any of its Subsidiaries (other than, in the case of a Company Employee who is not a director or executive officer of the Company, in a manner consistent with past practice);

(q)	cancel, waive, release, assign, settle or compromise any claims or rights;

- 26 -

(r)	compromise or settle any material litigation, proceeding or governmental investigation;

(s)	amend or modify in any material respect, or terminate or waive any right under, any Material Contract of the Company or enter into any contract or agreement that would be a Material Contract of the Company if in effect on the date hereof;

(t)	except as contemplated in Section 4.9 amend, modify or terminate any insurance policy of the Company or any of its Subsidiaries in effect on the date of this Agreement;

(u)	adopt a plan of liquidation or resolution providing for the liquidation, dissolution or winding up of the Company or any of its Subsidiaries; or

(v)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	Notwithstanding the foregoing, the provisions of this Section 4.1 will not prohibit the Company from taking or causing or prohibiting its Subsidiaries to take any action that the Company and Purchaser agree, in good faith, is in or not opposed to the best interest of the Company Shareholders.

Section 4.2 Conduct of Business of the Purchaser

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Purchaser shall conduct business in the Ordinary Course and in compliance, in all material respects, with all Laws.

(2)	Without limiting the generality of Section 4.2(1), the Purchaser shall use commercially reasonable efforts to preserve intact the current business organization of the Purchaser, keep available the services of the present employees and agents of the Purchaser and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Purchaser having business relationships with the Purchaser and, except for transactions involving the Purchaser and one or more of its wholly-owned Subsidiaries or between wholly–owned Subsidiaries of the Purchaser or with the prior written consent of the Company, the Purchaser shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend the Purchaser’s Constating Documents or any Subsidiary’s constating documents;

(b)	split, combine or reclassify any of its shares or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) or amend any term of any outstanding debt security;

(c)	amend the Purchaser Stock Option Plan, or amend or modify the terms of any convertible securities of the Purchaser (including the vesting thereof);

(d)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock;

(e)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Purchaser Shares, except for the issuance of Purchaser Shares issuable upon the exercise or vesting of the Purchaser’s convertible securities outstanding on the date of this Agreement in accordance with the terms thereof;

- 27 -

(f)	acquire (by merger, consolidation, acquisition of stock or assets, equity or debt investment or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses;

(g)	sell, lease, transfer, encumber or otherwise dispose of any of its assets or any interest therein except for assets which are obsolete and which individually or in the aggregate do not exceed $100,000;

(h)	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $100,000;

(i)	prepay any indebtedness before it falls due or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(j)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(k)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(l)	other than in the Ordinary Course, make any bonus or profit sharing distribution or similar payment of any kind;

(m)	make, amend or rescind any material Tax election, amend, in any manner adverse to the Purchaser, any Tax Return, settle or compromise any material liability for Taxes or change or revoke any of its methods of Tax accounting;

(n)	take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice;

(o)	make any change in the Purchaser’s methods of accounting, except as required by concurrent changes in GAAP;

(p)	increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Purchaser Employee or director or executive officer of the Purchaser or any of its Subsidiaries; or (ii) increase the benefits payable under any existing severance or termination pay policies with any Purchaser Employee or director or executive officer of the Purchaser or any of its Subsidiaries; or (iii) increase the benefits payable under any employment agreements with any Purchaser Employee or director or executive officer of the Purchaser or any of its Subsidiaries; or (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or executive officer of the Purchaser; (v) enter into any employment or other similar agreement with any Person which includes any change of control provision or any provision for severance or termination pay in excess of the statutory minimum; or (v) increase compensation, bonus levels or other benefits payable to any Purchaser Employee or director or executive officer of the Purchaser or any of its Subsidiaries (other than, in the case of a Purchaser Employee who is not a director or executive officer of the Purchaser, in a manner consistent with past practice);

- 28 -

(q)	cancel, waive, release, assign, settle or compromise any claims or rights;

(r)	compromise or settle any material litigation, proceeding or governmental investigation;

(s)	amend or modify in any material respect, or terminate or waive any right under, any Material Contract of the Purchaser or enter into any contract or agreement that would be a Material Contract of the Purchaser if in effect on the date hereof;

(t)	amend, modify or terminate any insurance policy of the Purchaser or any of its Subsidiaries in effect on the date of this Agreement;

(u)	adopt a plan of liquidation or resolution providing for the liquidation, dissolution or winding up of the Purchaser or any of its Subsidiaries; or

(v)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)	Notwithstanding the foregoing, the provisions of Section 4.2(1) will not prohibit the Purchaser from taking or causing or prohibiting its Subsidiaries to take any action that the Purchaser and Company agree, in good faith, is in or not opposed to the best interest of the Purchaser Shareholders.

Section 4.3 Mutual Covenants

(1)	Each of the Parties covenants and agrees that, except as expressly contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to: (i) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder; and (ii) take promptly any and all steps necessary to obtain the Company Key Consents and Purchaser Key Consents; and

(b)	it shall not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, prevent, materially delay or otherwise materially impede the consummation of the Arrangement.

(2)	The Parties shall, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and use their commercially reasonable efforts to obtain and maintain all Regulatory Approvals.

(3)	Subject to Law, the Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including by providing one another copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity.

- 29 -

Section 4.4 Additional Covenants of the Company Regarding the Arrangement

(1)	The Company shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)	using its commercially reasonable efforts to obtain and maintain the Company Key Consents and all other third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) required to be obtained under the Material Contracts of the Company in connection with the Arrangement or (B) required in order to maintain the Material Contracts of the Company in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(b)	using its commercially reasonable efforts to, on prior written approval of the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(c)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement.

(2)	The Company shall promptly notify the Purchaser of:

(a)	any Material Adverse Effect in respect of the Company or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect in respect of the Company;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(d)	any material Proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, its Subsidiaries or its or their respective assets.

Section 4.5 Additional Covenants of the Purchaser Regarding the Arrangement

(1)	Except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Purchaser shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to:

(a)	obtain any necessary approvals for the listing of the Purchased Shares forming part of the Consideration following the Effective Date on the TSX and NASDAQ;

- 30 -

(b)	at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Purchaser Shares to meet its obligations under the Plan of Arrangement;

(c)	obtain and maintain the Purchaser Key Consents and all other third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) required to be obtained under the Material Contracts of the Purchaser in connection with the Arrangement or (B) required in order to maintain the Material Contracts of the Purchaser in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Company, and without paying, and without committing itself or the Company to pay, any consideration or incur any liability or obligation without the prior written consent of the Company; and

(d)	oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement.

(2)	The Purchaser shall use its commercially reasonable efforts to ensure that, immediately prior to the Effective Time, the Purchaser and its Subsidiaries have a consolidated cash balance of between $9,000,000 and $10,000,000, net of all expenses accrued and payable at such time by the Purchaser in connection with the transactions contemplated by this Agreement (and exclusive of any severance, retention or termination payments to be made in connection with the transactions contemplated by this Agreement or otherwise).

(3)	The Purchaser shall take such actions as are required to ensure that at the Effective Time, three (3) nominees of the Company shall be appointed to the Purchaser Board and that the Purchaser Board shall be comprised of no more than five (5) directors (including the Company’s three nominees and two nominees of the Purchaser).

(4)	The Purchaser shall promptly notify the Company of:

(a)	any Material Adverse Effect in respect of the Purchaser or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect in respect of the Purchaser;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	any notice or other communication from any Governmental Entity in connection with this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(d)	any material Proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser, its Subsidiaries or its or their respective assets.

- 31 -

Section 4.6 Access to Information; Confidentiality

(1)	Subject to Law, the Company shall, and shall cause its Subsidiaries to, give the Purchaser and its Representatives (a) upon reasonable notice, reasonable access during normal business hours to its (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts, and (iv) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Company; and (b) such financial and operating data or other information with respect to the assets or business of the Company and its Subsidiaries as the Purchaser from time to time reasonably requests.

(2)	Subject to Law, the Purchaser shall, and shall cause its Subsidiaries to, give the Company and its Representatives (a) upon reasonable notice, reasonable access during normal business hours to its (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts, and (iv) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Purchaser; and (b) such financial and operating data or other information with respect to the assets or business of the Purchaser and its Subsidiaries as the Company from time to time reasonably requests.

(3)	Investigations made by or on behalf of a Party, whether under this Section 4.6 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement.

(4)	Each Party acknowledges that the Confidentiality Agreement continues to apply and that any information provided to a Party under Section 4.6 that is non-public and/or proprietary in nature to the other Party shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 4.7 Public Communications

(1)	The Company and the Purchaser shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each such Party’s announcement to be approved by the other Party in advance, acting reasonably. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed), and each Party must not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); provided that any Party that is required to make disclosure by Law shall use its best efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

(2)	The Company and the Purchaser agree to co-operate in the preparation of presentations, if any, to Company Securityholders and/or the Purchaser Securityholders regarding the Arrangement.

(3)	To the full extent possible, each Party shall provide prior notice to the other Party of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure. The Party receiving notice of such information and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by such Party and its counsel.

- 32 -

Section 4.8 Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to result in the failure to comply with or satisfy any closing condition to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 8.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 8.2(1)(c)(i), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.9 Insurance and Indemnification

(1)	Prior to the Effective Date, the Purchaser shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Purchaser and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the cost of such policies shall not exceed 200% of the Purchaser’s current annual aggregate premium for policies currently maintained by the Purchaser or its Subsidiaries. It is acknowledged and agreed that the Purchaser and the Company shall use their commercial best efforts to ensure that the policies of directors’ and officers’ liability insurance of the Company in place prior to the Effective Date are assigned to the Purchaser as of the Effective Time.

(2)	The Purchaser shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Purchaser and its Subsidiaries to the extent that they are disclosed in Section 4.9 of the Purchaser Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Purchaser Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3)	The provisions of this Section 4.9 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Purchaser hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 4.9 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

- 33 -

Section 4.10 Company Covenant Regarding Company Options and RSUs

The Company Board shall take all steps necessary to ensure that as of and after the Effective Time all Company Options and Company RSUs will be exercisable for Purchaser Shares as if such securities were converted into Company Shares immediately prior to the Effective Time and will not be accelerated or otherwise dealt with as a result of the Arrangement, all in accordance with the provisions of the Company Stock Option Plan and Company Restricted Share Unit Plan, respectively.

Section 4.11 Purchaser Covenant Regarding Purchaser Options

The Purchaser Board shall take all steps necessary to ensure that as of and after the Effective Time all Purchaser Options will continue to be exercisable for Purchaser Shares and that the rights of holders of Purchaser Options will be preserved and will not be accelerated or otherwise dealt with as a result of the Arrangement, all in accordance with the provisions of the Purchaser Stock Option Plan.

Section 4.12 Purchaser Covenant to Assume Company Warrants

The Purchaser shall assume the Company Warrants at and as of the Effective Time, which Company Warrants will become exercisable for Purchaser Shares after the Effective Time in accordance with the terms thereof.

Section 4.13 Issuance of Purchaser Preferred Shares

Prior to the Effective Time, the Purchaser shall issue to the Company, for nominal consideration, the Purchaser Preferred Shares pursuant to the Preferred Share Subscription Agreement, which Purchaser Preferred Shares will carry voting rights which, in the aggregate, represent more than fifty percent (50%) of the voting rights of all outstanding securities of the Purchaser as at the Effective Time. It is acknowledged and agreed by the Purchaser and the Company that the Purchaser Preferred Shares will be redeemed by the Purchaser promptly following the Effective Time in accordance with the redemption terms thereof.

Section 4.14 Pre-Acquisition Reorganization

(1)	Subject to the provisions of this Section 4.14, the Purchaser agrees that it will, and will cause its Subsidiaries, upon the reasonable request of the Company and at the expense of the Company, to use its and their commercially reasonable efforts to effect a reorganization of its business or assets or such other transactions as the Company may request, acting reasonably, (collectively, the “Pre-Acquisition Reorganization”), provided; however, that the Company provides a request to the Purchaser at least 10 Business Days prior to the Purchaser Shareholder Meeting. The Company acknowledges and agrees that the Pre-Acquisition Reorganization shall not (a) impede, delay or prevent completion of the Arrangement (including by giving rise to Proceedings by any person), (b) in the opinion of the Purchaser, acting reasonably, prejudice the Purchaser Shareholders or the holders of Purchaser Options in any material respect, (c) require the Purchaser or the Company to obtain any authorization from their respective securityholders not already contemplated in the Arrangement Resolution or the Purchaser Shareholder Resolution, (d) be considered in determining whether a representation, warranty or covenant of the Purchaser hereunder has been breached, it being acknowledged by the Company that actions taken pursuant to any Pre-Acquisition Reorganization could require the consent of third parties under applicable Contracts and Governmental Entity, (e) require any contravention of applicable Laws, the Purchaser or its Subsidiaries’ organizational documents or any Purchaser Material Contract, or (f) result in any Taxes being imposed on, or any adverse Tax or other adverse consequences to, any securityholder of the Purchaser greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.

- 34 -

(2)	The Company and the Purchaser will, at the expense of the Company, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including incorporating, to the extent necessary, the steps of the Pre-Acquisition Reorganization into the Plan of Arrangement to the extent they are determined reasonably in advance of the mailing of the Purchaser Circular. The Parties will seek to have the steps and transactions contemplated under any such Pre-Acquisition Reorganization made effective at such times on or prior to the Effective Date (but after the conditions referred to in Article 7 have been satisfied or waived by the Parties, as applicable, to the extent capable of being satisfied or waived prior to the Effective Time), provided, however, that no such Pre-Acquisition Reorganization will be made effective unless: (A) it is reasonably certain, after consulting with the Company, that the Arrangement will become effective; and (B) such Pre-Acquisition Reorganization can be reversed or unwound in a timely fashion without adversely affecting the Purchaser and its Subsidiaries in the event that the Arrangement does not become effective and this Agreement is terminated.

(3)	If the Arrangement is not completed, the Company will (a) forthwith reimburse the Purchaser for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Purchaser and its Subsidiaries in effecting any Pre-Acquisition Reorganization, and (b) be responsible for any costs of the Purchaser and its Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the termination of this Agreement in accordance with its terms. The obligation of the Company to reimburse the Purchaser for fees and expenses and to be responsible for costs as set out in this Section 4.14 will be in addition to any other payment the Company may be obligated to make hereunder and will survive termination of this Agreement.

(4)	The Company shall indemnify and save harmless the Purchaser and its Subsidiaries from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of the Pre-Acquisition Reorganization. No director, officer, employee or agent of the Purchaser or its Subsidiaries shall be required to take any action in respect of a Pre-Acquisition Reorganization in any capacity other than as a director, officer, employee or agent of the Purchaser and its Subsidiaries, as the case may be.

(5)	The Company acknowledges and agrees that the implementation of the Pre-Acquisition Reorganization shall not be considered a breach of any covenant of the Purchaser under this Agreement and shall not be considered in determining whether a representation or warranty of the Purchaser hereunder has been breached.

ARTICLE 5

ADDITIONAL COVENANTS REGARIDNG COMPANY NON-SOLICITATION

Section 5.1 Company Non-Solicitation

(1)	Except as expressly otherwise provided in this Article 5, the Company shall not, directly or indirectly, through any Representative, or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal;

- 35 -

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal;

(c)	make a Company Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Company Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Company Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Company Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Company Board has rejected such Company Acquisition Proposal and affirmed the Company Board Recommendation before the end of such five (5) Business Day period (or in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Company Meeting)); or

(e)	enter into or publicly propose to enter into any agreement in respect of a Company Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.3).

(2)	The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal, and in connection with such termination shall:

(a)	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries including by way of such online data room or other electronic delivery method; and

(b)	as soon as practicable and within three (3) Business Days after the date of this Agreement, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Person (other than the Purchaser), and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Company represents and warrants that the Company has not waived any confidentiality, standstill or similar provision or restriction in any agreement to which the Company or any of its Subsidiaries is a Party, except to permit submissions of expressions of interest prior the date of this Agreement, and covenants and agrees that:

(a)	the Company shall take all necessary action to enforce each confidentiality, standstill or similar provision or restriction in any agreement to which the Company or any of its Subsidiaries is a party; and

- 36 -

(b)	neither the Company, nor any of its Subsidiaries nor any of their respective Representatives have released or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party.

Section 5.2 Notification of Company Acquisition Proposals

(1)	If the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Company Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company shall immediately notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of such Company Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making such Company Acquisition Proposal, inquiry, proposal, offer or request, and copies of all material or substantive documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Company will keep the Purchaser fully informed on a current basis of the status of developments and (to the extent the Company is permitted by Section 5.3 to enter into discussions and negotiations) discussions and negotiations with respect to such Company Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

Section 5.3 Responding to a Company Acquisition Proposal

(1)	Notwithstanding Section 5.1, provided the Company is in compliance with Section 5.1 and Section 5.2, if at any time, prior to obtaining the approval by the Company Shareholders of the Arrangement Resolution, the Company receives a bona fide written Company Acquisition Proposal that did not result from a breach of Section 5.1, the Company may engage in or participate in discussions or negotiations with such Person regarding such Company Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(a)	the Company Board (i) first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Company Acquisition Proposal is or may reasonably be expected to result in a Company Superior Proposal, and (ii) has received written advice from its outside counsel that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)	such Person was not restricted from making such Company Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction or agreement and no waiver of any such provision was granted to the Person;

(c)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(d)	prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such Person in substantially in the same form as the Confidentiality Agreement (in particular but without limitation such agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company or its Subsidiaries from complying with this Section 5.1); and

- 37 -

(e)	the Company promptly provides the Purchaser with:

(i)	two (2) Business Days prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure, together with a copy of written advice from the Company’s outside counsel that the failure to engage in such discussions or negotiations would be inconsistent with the Company Board’s fiduciary duties; and

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final unredacted executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d),

provided that, the Company shall not, and shall not allow its Representatives to, disclose any non-public information with respect to the Company or any of its Subsidiaries to such Person if such non-public information has not been previously provided to, or is not concurrently provided to, the Purchaser.

Section 5.4 Purchaser Right to Match

(1)	Provided that the Company is in compliance with Section 5.1, Section 5.2 and Section 5.3, if the Company receives a Company Acquisition Proposal that constitutes a Company Superior Proposal prior to receipt of the Required Approval of the Arrangement Resolution, the Company Board may, subject to compliance with Article 5 and Section 8.4, enter into a definitive agreement with respect to such Company Acquisition Proposal, if and only if:

(a)	the Person making the Company Superior Proposal was not restricted from making such Company Superior Proposal pursuant to an existing standstill, use of information, or similar restriction and no waiver of any such provision was granted to the Person;

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5 in respect of such Company Superior Proposal;

(c)	the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Company Acquisition Proposal constitutes a Company Superior Proposal and of the intention of the Company Board to enter into such definitive agreement, together with a written notice from the Company Board regarding the value and financial terms that the Company Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Company Acquisition Proposal that the failure to enter into such definitive agreement would be inconsistent with the Company Board’s fiduciary duties (the “Company Superior Proposal Notice”);

(d)	the Company has provided the Purchaser a copy of the proposed definitive agreement for the Company Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(e)	at least five (5) Business Days (the “Purchaser Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Company Superior Proposal Notice and the date on which the Purchaser received all of the materials set out in Section 5.4(1)(d) from the Company;

- 38 -

(f)	during any Purchaser Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Company Acquisition Proposal to cease to be a Company Superior Proposal;

(g)	if the Purchaser has offered to amend this Agreement and the Arrangement under Section 5.4(2), following the end of the Purchaser Matching Period, the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisers, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2);

(h)	the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel that it is necessary for the Company Board to enter into a definitive agreement with respect to such Company Superior Proposal in order to properly discharge its fiduciary duties; and

(i)	prior to or concurrently with the entering into such definitive agreement the Company terminates this Agreement pursuant to Section 8.2(1)(c)(ii) and pays the Company Termination Fee pursuant to Section 8.4.

(2)	During the Purchaser Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Company Board shall review any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Company Acquisition Proposal previously constituting a Company Superior Proposal ceasing to be a Company Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Company Board determines that such Company Acquisition Proposal would cease to be a Company Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment to any Company Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Company Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five (5) Business Day Purchaser Matching Period from the later of the date on which the Purchaser received the Company Superior Proposal Notice and the date on which the Purchaser received all of the materials set out in Section 5.4(1)(d) in respect of such new Company Superior Proposal from the Company.

(4)	The Company Board shall promptly reaffirm the Company Board Recommendation by press release after any Company Acquisition Proposal which is not determined to be a Company Superior Proposal is publicly announced or the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in a Company Acquisition Proposal no longer being a Company Superior Proposal. The Company shall provide the Purchaser and its outside legal with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel. Nothing contained in this Agreement shall prohibit the Company Board from responding, through a directors’ circular or otherwise as required by Law to a Company Acquisition Proposal that it determined not to be a Company Superior Proposal.

- 39 -

(5)	If the Company provides a Company Superior Proposal Notice to the Purchaser after a date that is less than five (5) Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting, as directed by the Purchaser acting reasonably, to a date that is not more than five (5) Business Days after the scheduled date of the Company Meeting, and the Company shall not otherwise propose to adjourn or postpone the Company Meeting.

Section 5.5 Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and the Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or Representatives is deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

ADDITIONAL COVENANTS REGARIDNG PURCHASER NON-SOLICITATION

Section 6.1 Purchaser Non-Solicitation

(1)	Except as expressly otherwise provided in this Article 6, the Purchaser shall not, directly or indirectly, through any Representative, or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Purchaser or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Purchaser Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Company) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Purchaser Acquisition Proposal;

(c)	make a Purchaser Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Purchaser Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Purchaser Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Purchaser Acquisition Proposal will not be considered to be in violation of this Section 6.1 provided the Purchaser Board has rejected such Purchaser Acquisition Proposal and affirmed the Purchaser Board Recommendation before the end of such five (5) Business Day period (or in the event that the Purchaser Shareholder Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Purchaser Meeting)); or

(e)	enter into or publicly propose to enter into any agreement in respect of a Purchaser Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 6.3).

- 40 -

(2)	The Purchaser shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Company) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, a Purchaser Acquisition Proposal, and in connection with such termination shall:

(a)	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Purchaser or any of its Subsidiaries including by way of online data room or other electronic delivery system; and

(b)	as soon as practicable ad within three (3) Business Days after the date of this Agreement, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Purchaser or any of its Subsidiaries provided to any Person (other than the Company), and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Purchaser or any of its Subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Purchaser represents and warrants that the Purchaser has not waived any confidentiality, standstill or similar provision or restriction in any agreement to which the Purchaser or any of its Subsidiaries is a Party, except to permit submissions of expressions of interest prior the date of this Agreement, and covenants and agrees that:

(a)	the Purchaser shall take all necessary action to enforce each confidentiality, standstill or similar provision or restriction in any agreement to which the Purchaser or any of its Subsidiaries is a party; and

(b)	neither the Purchaser, nor any of its Subsidiaries nor any of their respective Representatives have released or will, without the prior written consent of the Company (which may be withheld or delayed in the Company’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Purchaser or any of its Subsidiaries, under any confidentiality, standstill or similar provision or restriction in any agreement to which the Purchaser or any of its Subsidiaries is a party.

Section 6.2 Notification of Purchaser Acquisition Proposals

(1)	If the Purchaser or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Purchaser Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Purchaser or any of its Subsidiaries, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Purchaser or any of its Subsidiaries, the Purchaser shall immediately notify the Company, at first orally, and then promptly and in any event within 24 hours in writing, of such Purchaser Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making such Purchaser Acquisition Proposal, inquiry, proposal, offer or request, and copies of all material or substantive documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Purchaser will keep the Company fully informed on a current basis of the status of developments and (to the extent the Purchaser is permitted by Section 6.3 to enter into discussions and negotiations) discussions and negotiations with respect to such Purchaser Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

- 41 -

Section 6.3 Responding to a Purchaser Acquisition Proposal

(1)	Notwithstanding Section 6.1 provided the Purchaser is in compliance with Section 6.1 and Section 6.2, if at any time, prior to obtaining the approval by the Purchaser Shareholders of the Purchaser Shareholder Resolution, the Purchaser receives a bona fide written Purchaser Acquisition Proposal that did not result from a breach of Section 6.1, the Purchaser may engage in or participate in discussions or negotiations with such Person regarding such Purchaser Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Purchaser or its Subsidiaries, if and only if:

(a)	the Purchaser Board (i) first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Purchaser Acquisition Proposal is or may reasonably be expected to result in a Purchaser Superior Proposal, and (ii) has received written advice from its outside counsel that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)	such Person was not restricted from making such Purchaser Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction or agreement and no waiver of any such provision was granted to the Person;

(c)	the Purchaser has been, and continues to be, in compliance with its obligations under this Article 6;

(d)	prior to providing any such copies, access, or disclosure, the Purchaser enters into a confidentiality and standstill agreement with such Person in substantially the same form as the Confidentiality Agreement (in particular but without limitation such agreement may not include any provision calling for an exclusive right to negotiate with the Purchaser and may not restrict the Purchaser or its Subsidiaries from complying with this Section 6.1);

(e)	the Purchaser promptly provides the Company with:

(i)	two (2) Business Days prior written notice stating the Purchaser’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure, together with a copy of written advice from the Purchaser’s outside counsel that the failure to engage in such discussions or negotiations would be inconsistent with the Purchaser Board’s fiduciary duties; and

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final unredacted executed copy of the confidentiality and standstill agreement referred to in Section 6.3(1)(d), and

(f)	the Purchaser may only provide copies of, or disclosure of confidential information, properties, facilities, books or records of the Purchaser or its Subsidiaries to such Person and its Representatives in connection with a Purchaser Acquisition Proposal for a maximum period of seven (7) days, provided that, the Purchaser shall not, and shall not allow its Representatives to, disclose any non-public information with respect to the Purchaser or any of its Subsidiaries to such Person if such non-public information has not been previously provided to, or is not concurrently provided to, the Company.

- 42 -

Section 6.4 Company Right to Match

(1)	Provided that the Purchaser is in compliance with Section 6.1, Section 6.2 and Section 6.3, if the Purchaser receives a Purchaser Acquisition Proposal that constitutes a Purchaser Superior Proposal prior to receipt of the Required Approval of the Arrangement Resolution, the Purchaser Board may, subject to compliance with Article 6 and Section 8.4, enter into a definitive agreement with respect to such Purchaser Acquisition Proposal, if and only if:

(a)	the Person making the Purchaser Superior Proposal was not restricted from making such Purchaser Superior Proposal pursuant to an existing standstill, use of information, or similar restriction and no waiver of any such provision was granted to the Person;

(b)	the Purchaser has been, and continues to be, in compliance with its obligations under this Article 6 in respect of such Purchaser Superior Proposal;

(c)	the Purchaser has delivered to the Company a written notice of the determination of the Purchaser Board that such Purchaser Acquisition Proposal constitutes a Purchaser Superior Proposal and of the intention of the Purchaser Board to enter into such definitive agreement, together with a written notice from the Purchaser Board regarding the value and financial terms that the Purchaser Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Purchaser Acquisition Proposal that the failure to enter into such definitive agreement would be inconsistent with the Purchaser Board’s fiduciary duties (the “Purchaser Superior Proposal Notice”);

(d)	the Purchaser has provided the Company a copy of the proposed definitive agreement for the Purchaser Superior Proposal and all supporting materials, including any financing documents supplied to the Purchaser in connection therewith;

(e)	at least five (5) Business Days (the “Company Matching Period”) have elapsed from the date that is the later of the date on which the Company received the Purchaser Superior Proposal Notice and the date on which the Company received all of the materials set out in Section 6.4(1)(d) from the Purchaser;

(f)	during any Company Matching Period, the Company has had the opportunity (but not the obligation), in accordance with Section 6.4(2), to offer to amend this Agreement and the Arrangement in order for such Purchaser Acquisition Proposal to cease to be a Purchaser Superior Proposal;

(g)	if the Company has offered to amend this Agreement and the Arrangement under Section 6.4(2), following the end of the Company Matching Period, the Purchaser Board has determined in good faith, after consultation with the Purchaser’s outside legal counsel and financial advisers, that such Purchaser Acquisition Proposal continues to constitute a Purchaser Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Company under Section 6.4(2);

(h)	the Purchaser Board has determined in good faith, after consultation with the Purchaser’s outside legal counsel that it is necessary for the Purchaser Board to enter into a definitive agreement with respect to such Purchaser Superior Proposal in order to properly discharge its fiduciary duties; and

(i)	prior to or concurrently with entering into such definitive agreement the Purchaser terminates this Agreement pursuant to Section 8.2(1)(c)(ii) and pays the Purchaser Termination Fee pursuant to Section 8.5.

- 43 -

(2)	During the Company Matching Period, or such longer period as the Purchaser may approve in writing for such purpose: (a) the Purchaser Board shall review any offer made by the Company under Section 6.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Purchaser Acquisition Proposal previously constituting a Purchaser Superior Proposal ceasing to be a Purchaser Superior Proposal; and (b) the Purchaser shall negotiate in good faith with the Company to make such amendments to the terms of this Agreement and the Arrangement as would enable the Company to proceed with the transactions contemplated by this Agreement on such amended terms. If the Purchaser Board determines that such Purchaser Acquisition Proposal would cease to be a Purchaser Superior Proposal, the Purchaser shall promptly so advise the Company and the Purchaser and the Company shall amend this Agreement to reflect such offer made by the Company, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment to any Purchaser Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Purchaser Shareholders or other material terms or conditions thereof shall constitute a new Purchaser Acquisition Proposal for the purposes of this Section 6.4, and the Company shall be afforded a new five (5) Business Day Company Matching Period from the later of the date on which the Company received the Purchaser Superior Proposal Notice and the date on which the Company received all of the materials set out in Section 6.4(1)(d) in respect of such new Purchaser Superior Proposal from the Purchaser.

(4)	The Purchaser Board shall promptly reaffirm the Purchaser Board Recommendation by press release after any Purchaser Acquisition Proposal which is not determined to be a Purchaser Superior Proposal is publicly announced or the Purchaser Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 6.4(2) would result in a Purchaser Acquisition Proposal no longer being a Purchaser Superior Proposal. The Purchaser shall provide the Company and its outside legal with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Company and its counsel. Nothing contained in this Agreement shall prohibit the Purchaser Board from responding though a directors’ circular or otherwise as required by Law to any Purchaser Acquisition Proposal that is not deemed to be a Purchaser Superior Proposal.

(5)	If the Purchaser provides a Purchaser Superior Proposal Notice to the Company after a date that is less than five (5) Business Days before the Purchaser Meeting, the Purchaser shall either proceed with or shall postpone the Purchaser Meeting, as directed by the Company acting reasonably, to a date that is not more than five (5) Business Days after the scheduled date of the Purchaser Meeting, and the Purchaser shall not otherwise propose to adjourn or postpone the Purchaser Meeting.

Section 6.5 Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and the Representatives of the prohibitions set out in this Article 6 and any violation of the restrictions set forth in this Article 6 by the Company, its Subsidiaries or Representatives is deemed to be a breach of this Article 6 by the Company.

- 44 -

ARTICLE 7
CONDITIONS

Section 7.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. The Required Approval shall have been obtained at the Company Meeting in accordance with the Interim Order.

(2)	Interim and Final Order. The Interim Order and the Final Order shall have each been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Purchaser Shareholder Approval. The Purchaser Shareholder Resolution shall have been obtained at the Purchaser Shareholder Meeting.

(4)	Purchaser Shares.

(a)	The Purchaser Shares to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and will not be subject to resale restrictions under the U.S. Securities Act, subject to restrictions applicable to affiliates (as defined in Rule 405 of the U.S. Securities Act) of the Company prior to the Effective Date and/or the Purchaser following the Effective Date; and

(b)	The distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to “control persons” or pursuant to section 2.6 of the National Instrument 45-102 – Resale of Securities).

(5)	Illegality. No Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

(6)	TSX Approval. The Purchaser Shares forming part of the Consideration shall be conditionally approved for listing on the TSX following to the Effective Time, subject to customary listing conditions of the TSX.

(7)	TSX Approval of Debentures. The Company Debentures, which will be exchanged into debentures of the Purchaser promptly following the Effective Time, shall be conditionally approved for listing on the TSX following the Effective Time, subject to customary listing conditions of the TSX.

(8)	Company Dissent Rights. Dissent Rights shall not have been exercised with respect to more than 10% of the issued and outstanding Common Shares.

- 45 -

Section 7.2 Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser, in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Company set forth in Section 3.1 and Schedule C are true and correct as of the date of this Agreement and shall be true and correct as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of the Company, and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)	Performance of Covenants. The Company shall have fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and shall have delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of the Company, and the Company shall have delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(4)	No Legal Action. There is no action or proceeding pending or threatened by any Person (other than the Purchaser) in any jurisdiction that would be reasonably likely to:

(a)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)	prohibit, impair or restrict the Arrangement, or the ownership or operation by the Purchaser of any material portion of the business or assets of the Purchaser, the Company or any of their respective Subsidiaries, or compel the Purchaser to dispose of or hold separate any material portion of the business or assets of the Purchaser, the Company or any of their respective Subsidiaries as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect in respect of the Company or the Purchaser.

(5)	Company Key Consents. The Company Key Consents shall have been obtained on terms that are acceptable to the Purchaser, acting reasonably, and not withdrawn or modified.

- 46 -

(6)	Other Regulatory Approvals and Consents. All Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the failure of which to obtain, individually or in the aggregate: (i) would be reasonably expected to have a Material Adverse Effect in respect of the Company or the Purchaser; or (ii) would reasonably be expected to materially impede or delay the completion of the Arrangement, shall have been obtained or received on terms that are acceptable to the Purchaser, acting reasonably.

(7)	Accelerated Benefit Waivers. The Company shall have obtained waivers, in a form acceptable to the Purchaser, acting reasonably, from each of David Feller, Gregory Feller and every other employee, officer, director or consultant of the Company or any of its Subsidiaries of any contractual rights of such persons under employment, consulting or similar agreements (but, for greater certainty, excluding option and other plans applicableto a group of participants), that provide for the acceleration of any compensation or other benefit as a result of the completion of the transactions contemplated by this Agreement.

Section 7.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Purchaser set forth in Section 5.1(3), Section 5.2, and Schedule D are true and correct as of the date of this Agreement and shall be true and correct as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of the Purchaser, and the Purchaser shall have delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)	Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of its respective covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Purchaser shall have delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of the Purchaser, and the Purchaser shall have delivered a certificate confirming same to the Company executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(4)	No Legal Action. There is no action or proceeding pending or threatened by any Person (other than the Company) in any jurisdiction that would be reasonably likely to:

(a)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)	prohibit, impair or restrict the Arrangement, or the ownership or operation by the Purchaser of any material portion of the business or assets of the Purchaser, the Company or any of their respective Subsidiaries, or compel the Purchaser to dispose of or hold separate any material portion of the business or assets of the Purchaser, the Company or any of their respective Subsidiaries as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect in respect of the Company or the Purchaser.

- 47 -

(5)	Purchaser Key Consents. The Purchaser Key Consents shall have been obtained on terms that are acceptable to the Company, acting reasonably, and not withdrawn or modified.

(6)	Other Regulatory Approvals and Consents. All Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the failure of which to obtain, individually or in the aggregate: (i) would be reasonably expected to have a Material Adverse Effect in respect of the Company or the Purchaser; or (ii) would reasonably be expected to materially impede or delay the completion of the Arrangement, shall have been obtained or received on terms that are acceptable to the Company, acting reasonably.

(7)	PFIC Status. The Purchaser is a “passive foreign investment company” immediately prior to the Effective Time under United States federal income tax rules.

Section 7.4 Satisfaction of Conditions

The conditions precedent set out in Section 7.1, Section 7.2 and Section 7.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 8

TERM AND TERMINATION

Section 8.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 8.2 Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser if:

(i)	the Required Approval is not obtained at the Company Meeting in accordance with the Interim Order, except that if the reason that the Required Approval shall not have been obtained is because of a breach by the Company of the requirement in this Agreement to hold the Company Meeting, then the Company shall not be permitted to terminate under this Section 8.2(1)(b)(i);

(ii)	the Purchaser Shareholder Approval is not obtained at the Purchaser Shareholder Meeting, except that if the reason that the Purchaser Shareholder Approval shall not have been obtained is because of a breach by the Purchaser of the requirement in this Agreement to hold the Purchaser Shareholder Meeting, then the Purchaser shall not be permitted to terminate under this Section 8.2(1)(b)(ii);

- 48 -

(iii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 8.2(1)(b)(iii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iv)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 8.2(1)(b)(iv) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c)	the Company if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would, individually or when taken together with any other such breaches or failures, be reasonably expected to cause any condition in Section 7.3(1) or Section 7.3(2) not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.8(3); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 7.2(1) or Section 7.2(2) not to be satisfied; and further provided that, for the purposes of this Section 8.2(1)(c)(i), any intentional breach shall be deemed to be incurable;

(ii)	prior to the approval by the Company Shareholders of the Arrangement Resolution, the Company Board authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Company Superior Proposal, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Company Termination Fee in accordance with Section 8.4;

(iii)	there shall have occurred a Purchaser Change in Recommendation;

(iv)	the Purchaser fails to perform, in any material respect, any covenant or agreement on the part of the Purchaser under Article 6; or

(v)	any event occurs as a result of which the condition set forth in Section 7.3(3) is not capable of being satisfied by the Outside Date;

- 49 -

(d)	the Purchaser if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would, individually or when taken together with any other such breaches or failures, be reasonably expected to cause any condition in Section 7.2(1) or Section 7.2(2) not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.8(3); provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 7.3(1) or Section 7.3(2) not to be satisfied; and further provided that, for the purposes of this Section 8.2(1)(d)(i), any intentional breach shall be deemed to be incurable;

(ii)	prior to the approval by the Purchaser Shareholders of the Purchaser Shareholder Resolution, the Purchaser Board authorizes the Purchaser to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 6.3) with respect to a Purchaser Superior Proposal, provided the Purchaser is then in compliance with Article 6 and that prior to or concurrent with such termination the Purchaser pays the Purchaser Termination Fee in accordance with Section 8.5;

(iii)	there shall have occurred a Company Change in Recommendation;

(iv)	the Company fails to perform, in any material respect, any covenant or agreement on the part of the Company under Article 5;

(v)	any event occurs as a result of which the condition set forth in Section 7.2(3) is not capable of being satisfied by the Outside Date;

Section 8.3 Effect of Termination/Survival

(1)	If this Agreement is terminated pursuant to Section 8.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination upon the occurrence of the Effective Time under Section 8.2, this Section 8.3, Section 8.4 through and including Section 8.6 and Article 9 shall survive, and provided further that no Party shall be relieved of any liability for any wilful breach or fraud by it prior to the date of such termination.

(2)	As used in this Section 8.3, “wilful breach” means a breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 8.4 Company Obligation to Pay Company Termination Fee

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Company Termination Fee Event occurs, in consideration for the disposition of its rights under this Agreement, the Company shall pay the Purchaser the Company Termination Fee in accordance with Section 8.4(3).

(2)	For the purposes of this Agreement, “Company Termination Fee Event” means the termination of this Agreement:

(a)	by the Purchaser, pursuant to Section 8.2(1)(d)(iii) (Company Change in Recommendation) or Section 8.2(1)(d)(iv) (Breach of Article 5);

(b)	by the Company, pursuant to Section 8.2(1)(c)(ii) (To enter into a Company Superior Proposal);

- 50 -

(c)	by the Company or the Purchaser pursuant to Section 8.2(1)(b)(i) (Failure to obtain Required Approval) or Section 8.2(1)(b)(iv) (Effective Time not prior to Outside Date), if:

(i)	prior to such termination, a Company Acquisition Proposal is made or publicly announced by any Person other than the Purchaser or any of its affiliates or any Person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to do so; and

(ii)	within 12 months following the date of such termination, (A) a Company Acquisition Proposal (whether or not such Company Acquisition Proposal is the same Company Acquisition Proposal referred to in clause (i) above) is consummated, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of a Company Acquisition Proposal (whether or not such Company Acquisition Proposal is the same Company Acquisition Proposal referred to in clause (i) above) and such Company Acquisition Proposal is later consummated (whether or not within 12 months after such termination). For purposes of the foregoing, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”, either individually or in the aggregate; or

(d)	by the Company or the Purchaser pursuant to Section 8.2(1)(b)(i) (Failure to obtain Required Approval) if prior to the Company Meeting there has occurred a Company Change in Recommendation.

(3)	The Company Termination Fee shall be paid by the Company to the Purchaser as follows, by wire transfer of immediately available funds, if a Company Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.4(2)(a), within three (3) Business Days of the occurrence of such Company Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.4(2)(b), prior to or simultaneously with the occurrence of such Company Termination Fee Event; and

(c)	a termination of this Agreement described in Section 8.4(2)(c), on or prior to the earlier of the consummation of the applicable transaction referred to in Section 8.4(2)(c).

(4)	The Parties acknowledge that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the amounts set out in this Section 8.4 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, that the Company Termination Fee represents consideration for the Purchaser’s disposition of its rights under this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(5)	The Company agrees that the payment of the Company Termination Fee pursuant to this Section 8.4 is in addition to any damages or other payment or remedy under Section 9.4 to which the Purchaser may be entitled.

- 51 -

Section 8.5 Purchaser Obligation to Pay Purchaser Termination Fee

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Purchaser Termination Fee Event occurs, in consideration for the disposition of its rights under this Agreement, the Purchaser shall pay the Company the Purchaser Termination Fee in accordance with Section 8.5(3).

(2)	For the purposes of this Agreement, “Purchaser Termination Fee Event” means the termination of this Agreement:

(a)	by the Company, pursuant to Section 8.2(1)(c)(iii) (Purchaser Change in Recommendation) or Section 8.2(1)(c)(iv) (Breach of Article 6);

(b)	by the Purchaser, pursuant to Section 8.2(1)(d)(ii) (To enter into a Purchaser Superior Proposal);

(c)	by the Company or the Purchaser pursuant to Section 8.2(1)(b)(ii) (Failure to obtain Purchaser Shareholder Approval) or Section 8.2(1)(b)(iv) (Effective Time not prior to Outside Date), if:

(i)	prior to such termination, a Purchaser Acquisition Proposal is made or publicly announced by any Person other than the Company or any of its affiliates or any Person (other than the Company or any of its affiliates) shall have publicly announced an intention to do so; and

(ii)	within 12 months following the date of such termination, (A) a Purchaser Acquisition Proposal (whether or not such Purchaser Acquisition Proposal is the same Purchaser Acquisition Proposal referred to in clause (i) above) is consummated, or (B) the Purchaser or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of a Purchaser Acquisition Proposal (whether or not such Purchaser Acquisition Proposal is the same Purchaser Acquisition Proposal referred to in clause (i) above) and such Purchaser Acquisition Proposal is later consummated (whether or not within 12 months after such termination). For purposes of the foregoing, the term “Purchaser Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”, either individually or in the aggregate; or

(d)	by the Company or the Purchaser pursuant to Section 8.2(1)(b)(ii) (Failure to obtain Purchaser Shareholder Approval) if prior to the Purchaser Shareholder Meeting there has occurred a Purchaser Change in Recommendation.

(3)	The Purchaser Termination Fee shall be paid by the Purchaser to the Company as follows, by wire transfer of immediately available funds, if a Purchaser Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.5(2)(a), within three (3) Business Days of the occurrence of such Purchaser Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.5(2)(b), prior to or simultaneously with the occurrence of such Purchaser Termination Fee Event; and

(c)	a termination of this Agreement described in Section 8.5(2)(c), on or prior to the earlier of the consummation of the applicable transaction referred to in Section 8.5(2)(c).

- 52 -

(4)	The Parties acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Company would not enter into this Agreement, and that the amounts set out in this Section 8.5 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Company will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, that the Purchaser Termination Fee represents consideration for the Company’s disposition of its rights under this Agreement, and is not a penalty. The Purchaser irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(5)	The Purchaser agrees that the payment of the Purchaser Termination Fee pursuant to this Section 8.5 is in addition to any damages or other payment or remedy under Section 9.4 to which the Company may be entitled.

Section 8.6 Expenses and Expense Reimbursement

(1)	Subject to Section 8.6(2) and Section 4.14, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)	In addition to the rights of the Purchaser under Section 8.4(3), if this Agreement is terminated by the Purchaser pursuant to Section 8.2(1)(d)(i) (Breach of Reps and Warranties or Covenants by Company), then the Company shall, within two (2) Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer of immediately available funds the Expense Reimbursement Fee. In addition to the rights of the Company under Section 8.5(3), if this Agreement is terminated by the Company pursuant to Section 8.2(1)(c)(i) (Breach of Reps and Warranties or Covenants by Purchaser), then the Purchaser shall, within two (2) Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds the Expense Reimbursement Fee.

(3)	If this Agreement is terminated pursuant to Section 8.2(1)(b)(i) then the Company shall, within two (2) Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer of immediately available funds the Expense Reimbursement Fee.

(4)	If this Agreement is terminated pursuant to Section 8.2(1)(b)(ii) then the Purchaser shall, within two (2) Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds the Expense Reimbursement Fee.

(5)	The payment of the Expense Reimbursement Fee pursuant to Section 8.6(2) shall not preclude a Party from seeking damages and pursuing any and all other remedies that it may have in respect of losses incurred or suffered by such as a result of any breach of any representation or warranty or failure to perform any covenant or agreement on the part of any other Party.

ARTICLE 9

GENERAL PROVISIONS

Section 9.1 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

- 53 -

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 9.2 Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser at:

Difference Capital Financial Inc.

2 St. Clair Ave West, Suite 1201

Toronto, Ontario M4V 1L5

Attention: Kees Van Winters

Email: vanwinters@rogers.com

with copies to:

DLA Piper (Canada) LLP

Suite 6000, 1 First Canadian Place

100 King Street W

Toronto, ON M5X 1E2

Attention: Robert Fonn and Russel Drew

Email: robert.fonn@dlapiper.com and russel.drew@dlapiper.com

(b)	to the Company at:

Mogo Finance Technology Inc.

Suite 2100 – 401 W. Georgia St.

Vancouver, BC V6B 5A1

Attention: Gregory Feller

Email: Greg.Feller@mogo.ca

with a copy to:

Stikeman Elliott LLP

1700, 666 Burrard Street

Vancouver, BC V6C 2X8

Canada

Attention: John F. Anderson

Email: janderson@stikeman.com

- 54 -

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, (iii) if sent by electronic mail, on the Business Day on the date of transmission if it is a Business Day and the transmission was sent prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 9.3 Time of the Essence

Time is of the essence in this Agreement.

Section 9.4 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

Section 9.5 Third Party Beneficiaries

(1)	Except as provided in Section 4.9, which, without limiting its terms, is intended as a stipulation for the benefit of the third Persons mentioned in such provision (such third Persons referred to in this Section 9.5 as the “Indemnified Persons”), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.9 of this Agreement, which is intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provision on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 9.6 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 9.7 Entire Agreement

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

- 55 -

Section 9.8 Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company and the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 9.9 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.10 Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 9.11 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 9.12 No Liability

No director or officer of the Purchaser or Purchaser Employee shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries or Company Employee shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 9.13 Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 9.14 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

- 56 -

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

DIFFERENCE CAPITAL FINANCIAL INC.

By:
Authorized Signing Officer

MOGO FINANCE TECHNOLOGY INC.

By:	/s/ Gregory Feller, President & CEO
Authorized Signing Officer

Signature Page to Arrangement Agreement

- 57 -

Schedule A

Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act (the “BCBCA”) involving Mogo Finance Technology Inc. (the “Company”), as more particularly described and set forth in the Management Information Circular (the “Information Circular”) of the Company dated [•], 2019, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended), is hereby authorized, approved and adopted.

2.	The plan of arrangement involving the Company and implementing the Arrangement (as it may be or has been amended, the “Plan of Arrangement”), the full text of which is set out in Schedule [•] to the Information Circular, is hereby authorized, approved and adopted.

3.	The arrangement agreement (the “Arrangement Agreement”) between the Company and Difference Capital Financial Inc. dated April 14, 2019, as may be further amended or modified in accordance with its terms, and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and any amendments thereto and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved.

4.	The de-listing of the common shares and convertible debentures of the Company from the TSX and the de-listing of the common shares of the Company from NASDAQ in connection with the Plan of Arrangement (the “De-listing”) be and is hereby approved and authorized.

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, any securityholders of the Company:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

6.	Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

Schedule B

Plan of Arrangement

PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF DIVISION 5 OF PART 9 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

1.1 Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	"Arrangement" means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order;

(b)	"Arrangement Agreement" means the arrangement agreement dated April 14, 2019 between Difference and Mogo, as amended;

(c)	"Arrangement Resolution" means the special resolution approving the Arrangement, substantially in the form of Exhibit A to the Arrangement Agreement;

(d)	"Business Corporations Act" means the Business Corporations Act (British Columbia), as amended;

(e)	"Court" means the British Columbia Supreme Court;

(f)	"Depositary" means Computershare Investor Services Inc., at such offices as set out in the Letter of Transmittal;

(g)	"Difference" means Difference Capital Financial Inc., a corporation amalgamated under the laws of Canada;

(h)	"Difference SubCo" means 1205077 B.C. Ltd., a company incorporated under the Business Corporations Act, which is a wholly-owned subsidiary of Difference;

(i)	"Difference SubCo Share" means a common share in the authorized capital of Difference SubCo;

(j)	"Difference Preferred Shares" means preferred shares in the authorized capital of Difference to be issued to Mogo pursuant to the Subscription Agreement;

(k)	"Difference Share" means a common share in the authorized capital of Difference;

(l)	"Dissent Procedures" has the meaning set out in Section 3.1;

B-1

(m)	"Dissent Rights" has the meaning set out in Section 3.1;

(n)	"Dissenting Shareholder" means a holder of Mogo Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(o)	"Effective Date" means the date on which the Arrangement becomes effective;

(p)	"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Mogo and Difference agree in writing before the Effective Date;

(q)	"Final Order" means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

(r)	"holder" means, when used with reference to any Mogo Shareholder, the holder of such Mogo Shares as shown from time to time on the register of shareholders maintained by or on behalf of Mogo in respect of the Mogo Shares;

(s)	"ITA" means the Income Tax Act (Canada);

(t)	"Letter of Transmittal " means the Letter of Transmittal delivered by Mogo to the Mogo Shareholders;

(u)	"Meeting Date" means the date of the Mogo Meeting;

(v)	"Mogo" means Mogo Finance Technology Inc., a company existing under the laws of the Province of British Columbia;

(w)	"Mogo Meeting" means the special or annual and special meeting of Mogo Shareholders including any adjournment or adjournments thereof, to be called to consider, among other things, the Arrangement Resolution;

(x)	"Mogo Share" means a common share in the authorized capital of Mogo;

(y)	"Mogo Shareholders" means the holders of Mogo Shares;

(z)	"Plan of Arrangement" means this plan of arrangement and any amendment or variation thereto made in accordance with Article 5 hereto or the Arrangement Agreement or upon the direction of the Court in the Final Order;

(aa)	"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

(bb)	"Share Consideration" means, for each Mogo Share, one (1) Difference Share;

(cc)	"Subscription Agreement" means the subscription agreement between Difference and Mogo to be entered into prior to the Effective Time providing for the issuable by Difference to Mogo of the Difference Preferred Shares; and

(dd)	"TSX" means the Toronto Stock Exchange.

B-2

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Plan of Arrangement to a "Section" followed by a number and/or a letter refer to the specified section of this Plan of Arrangement. Unless otherwise indicated, the terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and "hereby" and similar expressions refer to this Plan of Arrangement as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3 Currency. All sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4 Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Construction. In this Plan of Arrangement unless otherwise indicated:

(a)	the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)	a reference to a statute means that statute, as amended and in effect as of the date of this Plan of Arrangement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(d)	time is of the essence.

ARTICLE 2

ARRANGEMENT

2.1 Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

B-3

2.2 Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Mogo; (ii) the Mogo Shareholders; (iii) Difference; and (iv) Difference SubCo.

2.3 Subscription for Difference Preferred Shares. Immediately prior to the Effective Time, Mogo shall subscribe for and Difference shall issue the Difference Preferred Shares in accordance with the terms of the Subscription Agreement.

2.4 Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	each Mogo Share held by a Dissenting Shareholder in respect of which the Mogo Shareholder has validly exercised his, her or its Dissent Rights shall be transferred and assigned by such Dissenting Shareholder to Mogo (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with, and for the consideration set forth in, Section 3.1;

(b)	with respect to each Mogo Share transferred and assigned in accordance with Section 2.4(a):

(i)	the registered holder thereof shall cease to be the registered holder of such Mogo Share and the name of such registered holder shall be removed from the register of Mogo Shareholders as of the Effective Time;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Mogo Share; and

(iii)	such Mogo Shares will be cancelled by Mogo for no consideration;

(c)	Mogo and Difference SubCo shall merge to form one corporate entity ("Amalco") with the same effect as if they had amalgamated under Section 269 of the Business Corporations Act, and:

(i)	each Mogo Share (other than Mogo Shares held by Difference) shall be cancelled and the holder thereof shall be issued the Share Consideration in respect thereof;

(ii)	each Mogo Share held by Difference and each Difference SubCo Share shall be cancelled and the holder thereof shall be issued one (1) common share in the capital of Amalco in respect of each such share; and

(iii)	as consideration for the issuance by Difference of the Share Consideration described in Section 2.4(c)(i), Amalco shall issue to Difference one (1) common share in the capital of Amalco for each Difference Share issued pursuant to Section Section 2.4(c)(i);

(d)	without limiting the generality of Section 2.4(c), Mogo and Difference SubCo shall continue as one company and, from and after the Effective Date:

B-4

(i)	Amalco will own and hold the property of Mogo and Difference SubCo and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Mogo and Difference SubCo, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it;

(ii)	Amalco will continue to be liable for all of the liabilities and obligations of Mogo and Difference SubCo;

(iii)	all rights, contracts, permits and interests of Mogo and Difference SubCo will continue as rights, contracts, permits and interests of Amalco as if Mogo and Difference SubCo continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Mogo or Difference SubCo under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	a civil, criminal or administrative action or proceeding pending by or against either Mogo or Difference SubCo may be continued by or against Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either Mogo or Difference SubCo may be enforced by or against Amalco;

(vii)	the name of Amalco shall be "Mogo Finance Technology Inc.";

(viii)	Amalco shall be authorised to issue an unlimited number of common shares without par value;

(ix)	the articles and notice of articles of Amalco shall be substantially in the form of the articles and notice of articles of Mogo;

(x)	the first directors of Amalco following the amalgamation shall be the same as the directors of Difference at the Effective Time;

(xi)	the stated capital of the common shares of Amalco will be an amount equal to the total of: (A) the aggregate paid-up capital (as such term is defined in the ITA) of the Mogo Shares described in Sections 2.4(c)(i) and 2.4(c)(ii) (which in each case, for greater certainty, does not include any paid-up capital attributable to the Mogo Shares described in Section 2.4(a)), and (B) the aggregate paid-up capital (as such term is defined in the ITA) of the Difference SubCo Shares described in Section 2.4(c)(ii), in each case as of the time; and

(xii)	there shall be added to the stated capital of the Difference Shares an amount equal to the paid-up capital (as such term is defined in the ITA) of the Mogo Shares described in Section 2.4(c)(i) (which, for greater certainty, does not include any paid-up capital attributable to the Mogo Shares described in Section 2.4(a)); and

(e)	the exchanges and cancellations provided for in this Section 2.4 will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

B-5

2.5 Redemption of Difference Preferred Shares. Immediately after the steps contemplated in Section 2.4, Difference shall redeem all of the Difference Preferred Shares issued to Mogo and then held by Amalco for nominal consideration in accordance with the redemption terms of the Difference Preferred Shares.

2.6 No Fractional Shares. In no event shall any holder of Mogo Shares be entitled to a fractional Difference Share. Where the aggregate number of Difference Shares to be issued to a former Mogo Shareholder as consideration under this Arrangement would result in a fraction of a Difference Share being issuable, the number of Difference Shares to be received by such Mogo Shareholder shall be rounded down to the nearest whole Difference Share.

ARTICLE 3
RIGHTS OF DISSENT

3.1 Rights of Dissent.

(a)	Registered holders of Mogo Shares may exercise rights of dissent ("Dissent Rights") with respect to such shares pursuant to and in the manner set forth in Section 237 to 247 of the Business Corporations Act and this Section 3.1 (the "Dissent Procedures") in connection with the Arrangement; provided that, notwithstanding subsection 242(a) of the Business Corporations Act, the written objection to the Arrangement Resolution referred to in subsection 242(a) of the Business Corporations Act must be received by Mogo not later than 5:00 p.m. (Vancouver time) on the business day that is two business days before the Meeting Date or any date to which the Mogo Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(i)	are ultimately entitled to be paid fair value for their Mogo Shares shall be deemed to have transferred such Mogo Shares to Mogo as of the Effective Time without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for the payment by Mogo of the fair value thereof, in cash; or

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their Mogo Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Mogo Shares and shall receive Share Consideration on the basis determined in accordance with Section 2.4(c)(i);

but in no case shall Difference, Difference SubCo, Mogo or any other Person be required to recognize such Persons as holders of Mogo Shares after the Effective Time, and the names of such Persons shall be deleted from the registers of holders of Mogo Shares at the Effective Time.

(b)	In addition to any other restrictions set forth in the Business Corporations Act and the Interim Order, Mogo Shareholders who vote in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

B-6

ARTICLE 4

DELIVERY OF DIFFERENCE SHARES

4.1 Delivery of Difference Shares.

(a)	Upon return to the Depository of a properly completed Letter of Transmittal by a registered former Mogo Shareholder together with certificate(s), if any, that immediately before the Effective Time represented one or more outstanding Mogo Shares that were exchanged for the Share Consideration in accordance with Section 2.4 (c)(i) hereof and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder following the Effective Time, certificates or book-entry advice statements representing the Difference Shares that such holder is entitled to receive in accordance with Section 2.4(c)(i) hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section (a) hereof, each certificate, if any, that immediately prior to the Effective Time represented one or more Mogo Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Share Consideration that the holder of such certificate, if any, is entitled to receive in accordance with Section 2.4 (c)(i) hereof.

4.2 Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to Difference Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Mogo Shares that were exchanged pursuant to Section 2.4 unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Mogo Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Difference Share and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Difference Share.

4.3 Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Mogo Shares that were exchanged pursuant to Section 2.4 (c)(i) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Difference Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates or book-entry advice statements representing Difference Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Difference and its transfer agent and the Depositary in such sum as Difference may direct or otherwise indemnify Difference, its transfer agent and the Depositary in a manner satisfactory to Difference, its transfer agent and the Depositary against any claim that may be made against Difference, its transfer agent and/or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

B-7

4.4 Extinction of Rights. Any certificate or book-entry advice statements which immediately prior to the Effective Time represented outstanding Mogo Shares that were exchanged pursuant to Section 2.4(c)(i) and not deposited, with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Difference or as a former shareholder of Mogo. On such date, the Difference Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Difference together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of Difference, Difference SubCo, Mogo or the Depositary shall be liable to any person in respect of any Difference Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5 Withholding Rights. Each of Difference and the Depositary shall be entitled to deduct and withhold from (A) any Difference Shares or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to any holder of Mogo Shares, or (B) any dividend or consideration otherwise payable to any holder of Mogo Shares or Difference Shares such amounts as Difference or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the U.S. Internal Revenue Code or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the former holder of Mogo Shares in resect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5

AMENDMENTS

5.1 Difference and Mogo reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be: (A) set out in writing, (B) agreed to in writing by Difference and Mogo, (C) filed with the Court and, if made following the Mogo Meeting, approved by the Court (to the extent required by the Court), and (D) communicated to holders of Mogo Shares if and as required by the Court.

B-8

5.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Mogo at any time prior to the Mogo Meeting (provided that Difference shall have previously consented in writing thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Mogo Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Mogo Meeting shall be effective only if (A) it is consented to in writing by each of Mogo and Difference, and (B) if required by the Court, it is consented to by holders of the Mogo Shares voting in the manner directed by the Court.

5.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by Difference and Mogo, provided that it concerns a matter which, in the reasonable opinions of Difference and Mogo, each acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Mogo Shares.

ARTICLE 6

FURTHER ASSURANCES

6.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

B-9

Schedule C

Representations and Warranties of the Company

(a)	Organization and Qualification. The Company is a corporation duly incorporated and existing under the laws of the Province of British Columbia and is up-to-date in respect of all material corporate filings and is in good standing under the Business Corporations Act (British Columbia). The Company has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. The Company is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, and has all Authorizations required to own, lease and operate its assets and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company. The Company has not taken any action to amend or supersede the Company’s Constating Documents.

(b)	Corporate Authority. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by the Company of this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement other than approval by the Board of the Company Circular, approval by the Company Shareholders in the manner required by the Interim Order and Law and approval by the Court.

(c)	Enforcement and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	Government Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than (i) the Interim Order and any approvals required by the Interim Order; and (ii) the Final Order.

(e)	No Conflict. The execution, delivery and performance by the Company of this Agreement and the consummation of the Arrangement does not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents; (ii) contravene, conflict with or result in a violation or breach of any Law applicable to the Company; (iii) allow any Person to exercise any rights, require any consent, or other action by any Person, or constitute a default or breach under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or Authorization to which the Company or any of its Material Subsidiaries is a party of by which the Company or any of its Material Subsidiaries is bound, which would have a Material Adverse Effect in respect of the Company; or (iv) result in the creation or imposition of any Encumbrance upon any of the Company’s assets or the assets of any of its Subsidiaries which would have a Material Adverse Effect in respect of the Company.

C-1

(f)	Capitalization.

(i) The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the close of business on the date of this Agreement, there were 23,522,096 issued and outstanding Common Shares as fully paid and non-assessable and no issued and outstanding preferred shares. In addition, as of the close of business on the date of this Agreement, there were an aggregate of 7,267,895 Common Shares issuable upon the exercise, conversion or vesting of 2,687,132 Company Options, 218,910 Company RSUs, 1,779,453 Company Warrants and 2,582,400 Company Debentures, issued under the Company Stock Option Plan, Company Restricted Share Unit Plan, Company Warrants and the Company Debenture Indenture and certain warrant certificates, respectively (collectively the “Company Convertible Instruments” and the securities issued and issuable under them the “Company Dilutive Securities”. All Company Dilutive Securities have been duly authorized and validly issued and, upon issuance in accordance with their respective terms, the Common Shares underlying such Company Dilutive Instruments will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights or any Law.

(ii) The Company Disclosure Letter sets forth, in respect of each Company Option outstanding as of the date of this Agreement: (i) the number of Common Shares issuable upon exercise; (ii) the purchase price payable; (iii) the date of grant; and (iv) the name of the registered holder.

(iii) The Company Disclosure Letter sets forth, in respect of the Company RSUs outstanding as of the date of this Agreement: (i) the number of Common Shares issuable upon vesting; (ii) the date of grant; (iii) the name of the registered holder; and (iv) the general vesting schedule of Company RSUs.

(iv) The Company Disclosure Letter sets forth, in respect of the Company Debentures outstanding as of the date of this Agreement: (i) the number of Common Shares issuable upon conversion thereof; (ii) the date of issuance; and (iii) the date of maturity.

(v) The Company Disclosure Letter sets forth, in respect of the Company Warrants outstanding as of the date of this Agreement: (i) the name of the registered holder, (ii) the number of Common Shares issuable upon exercise thereof; (iii) the purchase price payable; and (iv) the date of expiry.

(vi) The Company Convertible Instruments and the issuance of Company Dilutive Securities thereunder have been duly authorized by the Board in compliance with Law and the terms of the Company Dilutive Instruments.

(vii) Except for the outstanding Company Options, Company RSUs, Company Debentures and Company Warrants, there are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Material Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or any of its Material Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or any of its Material Subsidiaries, or the value of which is based on the value of the securities of the Company or any of its Subsidiaries.

C-2

(g)	Subsidiaries. The Material Subsidiaries are the only material subsidiaries of the Company and all securities of such Material Subsidiaries held, directly or indirectly, by the Company and are held free and clear of all Encumbrances, except as disclosed in the Company Public Record. All of such shares in the capital of the Material Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no Person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Material Subsidiaries or any other security convertible into or exchangeable for any such shares. Each of the Material Subsidiaries (i) has been duly formed in its respective jurisdiction of formation and is up-to-date in respect of all material corporate filings and is in good standing under the laws of such jurisdiction and (ii) has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, except as would not reasonably be expected to have a Material Adverse Effect on the Company.

(h)	Securities Law Matters. The Company is a “reporting issuer” under Securities Laws in each of the provinces and territories of Canada. The Common Shares are listed and posted for trading on the TSX and NASDAQ. The Company is not in default of Securities Laws or the rules or regulations of the TSX or NASDAQ. The Company has not taken any action to cease to be a reporting issuer in any province or territory nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect, has been threatened, or to the knowledge of the Company, is expected to be implemented or undertaken, and to the knowledge of the Company, the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(i)	Company Public Record. Since January 1, 2016, the Company has timely filed or delivered all documents and instruments required to be filed or furnished by it under Securities Laws (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations) (the “Company Public Record”). Each of the documents and instruments constituting the Company Public Record did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Company has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of document or instrument in the Company Public Record. Neither the Company nor any such document or instrument is the subject of an ongoing audit, review, comment or investigation by any Securities Authority, the TSX or NASDAQ.

(j)	U.S. Securities Laws. The Company does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the U.S. Exchange Act. The Company is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the U.S. Exchange Act, is not an investment company registered or required to be registered under the Investment Company Act of 1940 of the United States of America, and is a “foreign private issuer” (as such term is defined in Rule 3b-1 under the U.S. Exchange Act).

(k)	Financial Statements.

(i) The Company Financial Statements: (A) were prepared in accordance with IFRS consistently applied (except (1) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, or (2) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by Law in the unaudited statements) and Law; (B) fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries for the respective periods covered by such financial statements; and (C) reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Company on a consolidated basis.

C-3

(ii) There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(iii) The financial books, records and accounts of the Company and each of its Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS, (B) are stated in reasonable detail, (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries, and (D) accurately and fairly reflect the basis for the Company Financial Statements.

(iv) There has not ever been any “reportable event” (within the meaning of National Instrument 51 - 102 – Continuous Disclosure Obligations) with the Company’s auditors.

(v) Since January 1, 2017, neither the Company nor any of its Material Subsidiaries nor, to the knowledge of any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has the Company received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(l)	Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise, required to be disclosed in the liabilities column of a balance sheet prepared in accordance with IFRS, except for (a) liabilities and obligations that are specifically presented on the audited consolidated balance sheet of the Company has of December 31, 2018 (the “Company Balance Sheet”) or disclosed in the notes thereto; (b) those incurred in the Ordinary Course since the date of the Company Balance Sheet and consistent with past practice; and (c) those incurred in connection with the execution of this Agreement.

(m)	Real Property and Personal Property.

(i) Neither the Company nor its Subsidiaries own any real property or hold an ownership interest in any real property.

(ii) Neither the Company nor its Subsidiaries lease any real property, hold a leasehold interest in any real property, or have a licence to use and/or occupy any real property save and except as listed in the Company Disclosure Schedule (the ‘‘Leased Real Property’’).

(iii) The Company and its Subsidiaries have good, valid and marketable title to, and/or a valid and enforceable interest and tenure (whether leasehold, licenced or otherwise) in the Leased Real Property, including in and to the fixtures thereto (collectively, the ‘‘Real Property’’).

(iv) Neither the Company nor its Subsidiaries has sub-leased, licensed or otherwise granted to any Person the right to use or occupy any Leased Real Property.

C-4

(v) The Company and/or its Subsidiaries, as the case may be, enjoys exclusive, peaceful, and quiet possession of the Leased Real Property in accordance with the terms of the lease thereof, is not in default or breach under such lease, and no event has occurred which, after the giving of notice, with lapse of time, or both, would constitute a default or breach by the Company and/or its Subsidiaries. The Company and/or its Subsidiaries, as the case may be, has timely paid all rent and other sums due and payable under the lease(s) for the Leased Real Property.

(vi) The Real Property is sufficient for the purpose of the business of the Company and its Subsidiaries as presently conducted, and the Company and its Subsidiaries own, lease or licence all personal property as is necessary for them to conduct their business as presently conducted (collectively, the ‘‘Personal Property’’), and the Company and its Subsidiaries have good and valid title to, or a valid and enforceable interest (whether a leasehold interest or otherwise) in, all of such Personal Property.

(vii) There are no suits, actions or proceedings pending or, to the knowledge of the Company, threatened against or affecting any of the Real Property or Personal Property before any Governmental Entity.

(viii) There are no pending, or to the knowledge of the Company, threatened condemnation or expropriation proceedings with respect to any of the Real Property.

(ix) No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the Real Property(or any portion thereof or interest therein) or any of the material assets owned or leased or otherwise held by the Company or its Subsidiaries, or any part thereof or interest therein, except in connection with the Arrangement.

(x) There is/are no material breach(es) of any covenant affecting title to the Real Property which is/are outstanding.

(xi) There are no disputes regarding boundaries, easements, covenants or other matters relating to any of the Real Property.

(xii) The current uses of the Real Property is lawful and valid under all applicable Law and any permission authorizing such uses are unconditional and permanent.

(xiii) All required consents and approvals have been obtained in respect of the development of the Real Property and any alteration, extension or other improvement thereof.

(n)	Compliance with Laws. The Company and each of its Material Subsidiaries is, and has been, in compliance in all material respects with Law, other than acts of non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

(o)	Complete and Accurate Responses. All information provided by to the Purchaser by the Company in connection with the due diligence request list provided by the Purchaser is complete and accurate in all material respects and is not misleading in any material respect, whether by way of omission or otherwise.

(p)	Opinion of Financial Advisor. The Company Board and the special committee thereof (the “Company Special Committee”) have received the Company Fairness Opinion and confirmation from the Company Financial Advisor that the Consideration to be received by Company Shareholders is fair, from a financial point of view, to the Company Shareholders.

C-5

(q)	Finder’s Fees; Commission. Except for the fee payable to the Company Financial Advisor as disclosed in the Company Disclosure Letter, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company, the Company Board, the Company Special Committee, or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, in connection with this Agreement or the transactions contemplated by this Agreement.

(r)	Company Special Committee/Company Board. The Company Special Committee, after consultation with its financial and legal advisors, has unanimously recommended that the Company Board approve the Arrangement and that the Company Securityholders vote in favour of the Arrangement Resolution. The Company Board, acting on the unanimous recommendation in favour of the Arrangement by the Special Committee, has unanimously: (i) determined that the Consideration to be received by the Company Shareholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the Company and the Company Shareholders; (ii) resolved to unanimously recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations. Each of the Company Locked-Up Shareholders has advised the Company that they will vote or cause to be voted all Common Shares beneficially held by them in favour of the Arrangement Resolution and each has entered into a Company Voting Support Agreement with the Purchaser.

(s)	Litigation. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute, settlement procedure, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, or to the knowledge of the Company, any investigation or inquiry by or complaint before any Governmental Entity, including related to any Tax or employment matter (collectively, “Proceedings’’) against or involving the Company or any of its Material Subsidiaries or any of their respective properties or assets pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no event has occurred, or state of facts exists, which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a Material Adverse Effect in respect of the Company.

(t)	Employment Matters.

(i) None of the Company nor any of its Subsidiaries is a party to or bound by any Contract with any director or officer of the Company or any of the Subsidiaries that includes any termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former directors, officers or employees providing for cash or other compensation or benefits of any nature upon the consummation of, or relating to, the Arrangement, including a change of control of the Company.

(ii) No employee will be entitled to any bonus, payment, accelerated vesting or other benefit as a result of the terms of this Agreement or the transactions contemplated hereby.

C-6

(iii) The Company is not a party, either directly or by operation of law, to any Collective Agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees by way of certification, interim certification, voluntary recognition, related employer or successor employer rights, or, to the knowledge of the Company, has applied or threatened to apply to be certified as the bargaining agent of any of the employees. To the knowledge of the Company, (a) there have been no actual or threatened and there are no pending union organizing activities involving the employees and (b) the Corporation does not have any labour problems that might adversely affect the Business or lead to an interruption of operations.

(iv) The Company has not received any material inspection reports under applicable Occupational Health and Safety legislation relating to the Company in the past three (3) years. There are no outstanding inspection Occupational Health and Safety orders (“Orders”) nor, to the knowledge of the Company, any pending or threatened charges made under applicable Occupational Health and Safety legislation relating to the Company. There have been no fatal or critical accidents within the last three (3) years which could reasonably be expected to lead to charges involving the Company under applicable Occupational Health and Safety legislation.

(v) The Company does not have any commitment to establish or enter into any new Company Employee Plan, to modify any Company Employee Plan or the terms of the applicable Company Employee Plan. The Company has made available to Buyer (i) current and complete copies of all written Company Employee Plans, and where unwritten, a written summaries of the current terms of each Company Employee Plan, and (ii) all material written Contracts relating to each Company Employee Plan, including administrative service Contracts and group insurance Contracts. Except as would not be reasonably expected to have a Material Adverse Effect on the Company, the Company has performed all material obligations required to be performed by them under, are not in default or violation of, and, as of the date hereof, the Company has no knowledge of any default or violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been established and maintained in accordance with its terms and in compliance with all applicable Laws. There are no claims pending or, to the knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan, other than as would not be expected to have a Material Adverse Effect on the Company. For the purposes of this Section (t)(v), “Company Employee Plan” means the Company’s health and other medical benefit plans, including medical or dental treatment or expenses, life and other insurance including accident insurance, vision, legal, long-term and short-term disability.

(u)	Taxes.

(i) The Company and each of its Material Subsidiaries has: (A) duly and timely filed, or caused to be filed, all Tax Returns required to be filed by it prior to the date hereof, and all such Tax Returns are true and correct in all material respects; (B) paid on a timely basis all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, other than Taxes which are being or have been contested in good faith and in respect of which, in the reasonable opinion of the Company, for which adequate reserves have been provided in the Company Financial Statements, and other than Taxes the failure to pay which does not have, and would not reasonably be expected to have, a Material Adverse Effect in respect of the Company; and (C) duly and timely withheld, or caused to be withheld, all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non-resident person) and duly and timely remitted, or caused to be remitted, to the appropriate Tax authority such Taxes and other amounts required by Law to be remitted by it, except to the extent that such failure has or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company.

C-7

(ii) There are no outstanding elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Tax Return or any payment of any Taxes by, the Company or any of its Material Subsidiaries.

(iii) The Company is a “taxable Canadian corporation” as defined in the Tax Act.

(v)	Ordinary Course.

Since January 1, 2017 and except as disclosed in the Company Public Record:

(i) other than the transactions contemplated in this Agreement, the Company and each of its Material Subsidiaries has conducted their respective business only in the Ordinary Course;

(ii) there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, individually or in the aggregate, a Material Adverse Effect in respect of the Company;

(iii) except for Ordinary Course adjustments to employees (other than directors or officers), there has not been any material increase in the salary, bonus, or other remuneration payable to any officer or executive employees of any of Company or any of its Material Subsidiaries;

(iv) there has not been any redemption, repurchase or other acquisition of Common Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Common Shares; and

(v) there has not been any entering into, or an amendment of, any Material Contract other than in the Ordinary Course.

(w)	Material Contracts.

(i) Each Material Contract of the Company is legal, valid, binding and in full force and effect and is enforceable by the Company or a Material Subsidiary, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity) and is the product of fair and arms’ length negotiations between each of the parties to such Material Contracts of the Company.

(ii) The Company and each of its Material Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts of the Company and neither the Company nor any of its Material Subsidiaries is in breach or default under any such Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(iii) None of the Company or any of its Material Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default) of any such Material Contract by any other party to a Material Contract of the Company.

(iv) The Company has not received any notice (whether written or oral), that any party to a Material Contract of the Company intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any of its Material Subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

C-8

(v) Provided the Company Key Consents are obtained, no party to a Material Contract, other than a Contract listed in Schedule (aa), is entitled to terminate or amend such Material Contract in connection with or as a result of, or is otherwise entitled to a payment in connection with, the Arrangement and the transactions contemplated in this Agreement.

(x)	Environmental Matters. The Company and the Material Subsidiaries are in compliance, in all material respects with all Laws, by-laws and regulations and orders, directives and decisions rendered by any Government Entity (the “Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance.

(y)	Money Laundering; Anti-Terrorism; Anti-Corruption. None of the Company, its Subsidiaries or, to the knowledge of the Company, any director, officer, employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, or otherwise breached the United States Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) or is in violation of any other similar Law, or made any payment to any foreign, Canadian, governmental officer or official, or other Person charged with similar public or quasi-public duties, other than payments required or permitted by applicable Laws.

(z)	Intellectual Property.

(i)	The Company Disclosure Letter sets forth a complete and correct list of all, and all pending applications for all, patents, provisional patent applications, trademarks, trade names, copyrights, trade secrets, proprietary and non-public business information, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae, customer lists, and all other intellectual property rights that are needed for or material to the conduct of the business and operations, as presently conducted, of the Company, taken as a whole (collectively, the “Intellectual Property Rights”). The Intellectual Property Rights owned by the Company are subsisting and unexpired, and have not been abandoned or cancelled. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company, the Company owns or possesses sufficient and legally enforceable licenses or other rights to all Intellectual Property Rights necessary for the conduct of the business and operations of the Company as currently conducted, free and clear of Encumbrances.

(ii)	All of the registered Intellectual Property Rights are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company.

(iii)	To the knowledge of the Company, all of the Intellectual Property Rights are valid, and enforceable, and do not infringe in any material way upon any person’s intellectual property rights.

(iv)	To the knowledge of the Company, the conduct of the business of the Company, as currently carried on and proposed to be carried on, does not infringe any intellectual property rights of any person. The Company has not received written or oral notice of any such infringement. To the knowledge of the Company, no person is infringing the Intellectual Property Rights owned by the Company.

C-9

(v)	The Company has taken all commercially reasonable steps to protect its Intellectual Property Rights, in each case in accordance with industry practice. To the knowledge of the Company, the Company’s Intellectual Property Rights have not been developed with the assistance or use of any funding from third parties or third party agencies.

(vi)	The Company is not a party to or bound by any Material Contract or other obligation that limits or impairs its ability to use, sell, transfer, assign or convey, or that otherwise affects: (i) any of the Intellectual Property Rights owned by it or (ii) any of the Intellectual Property Rights, licensed to or used by it, the loss of which would have a Material Adverse Effect on the Company. The Company has not granted to any Person any right, license or permission to use all or any portion of, or otherwise encumbered any of its rights in, or to, any of the Intellectual Property Rights owned by, licensed to or used by the Company. The Company is not obligated to pay any royalties, fees or other compensation to any Person in respect of its ownership, use or license of any Intellectual Property Rights, other than license, maintenance or other fees for software paid in the Ordinary Course.

(vii)	The transactions contemplated by this Agreement and the Arrangement Resolution and the continued operation of the Company in the same manner in which it is currently carried on will not violate or breach the terms of any Intellectual Property license or entitle, to the knowledge of the Company, any other party to any such Intellectual Property Rights license to terminate or modify it, or otherwise adversely affect the Company’s rights under it.

(viii)	To the knowledge of the Company, no confidential information of the Company has been disclosed to any third party other than pursuant to a confidentiality agreement pursuant to which such third party agrees to protect such confidential information or otherwise in accordance with the Company’s reasonable business practices.

(ix)	Each Trade Secret material to the Company is appropriately documented and the documentation in possession of the Company related to such Trade Secrets is current, accurate and sufficient in detail and content to identify and explain the Trade Secrets and allow their full and proper use by the Company without reliance on the knowledge or memory of any individual. The Company has taken reasonable precautions to protect the secrecy, confidentiality and value of the Trade Secrets. Any disclosures of Trade Secrets have been made under a written agreement which includes contractual provisions to protect unauthorized disclosure and use of the Trade Secret. No Trade Secret is currently subject to any adverse Claim or has been challenged or to the Company’s knowledge, threatened in any way. No Trade Secrets are co-owned or jointly-owned with any Person. To the Company’s knowledge, no confidential or proprietary information owned by any Person (other than the Company, its directors, officers or employees) has been incorporated into any Trade Secret. No Trade Secret is the subject of any escrow or similar arrangement which may provide the release of such Trade Secrets to Persons other than the Company under any conditions.

C-10

Schedule D

Representations and Warranties of the Purchaser

(a)	Organization and Qualification. The Purchaser is a corporation duly incorporated and existing under the laws of Canada and is up-to-date in respect of all material corporate filings and is in good standing under the Canada Business Corporations Act. The Purchaser has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. The Purchaser is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, and has all Authorizations required to own, lease and operate its assets and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect in respect of the Purchaser. The Purchaser has not taken any action to amend or supersede the Purchaser’s Constating Documents.

(b)	Corporate Authority. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by the Purchaser of this Agreement and the consummation of the Arrangement have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement other than approval by the Board of the Purchaser Circular, approval by the Purchaser Shareholders in the manner Law.

(c)	Enforcement and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	Government Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity.

(e)	No Conflict. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the Arrangement does not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) contravene, conflict with, or result in any violation or breach of the Purchaser’s Constating Documents; (ii) contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser; (iii) allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default or breach under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or Authorization to which the Purchaser or any of its Subsidiaries is a party of by which the Purchaser or any of its Subsidiaries is bound, which would have a Material Adverse Effect in respect of the Purchaser; or (iv) result in the creation or imposition of any Encumbrance upon any of the Purchaser’s assets or the assets of any of its Subsidiaries which would have a Material Adverse Effect in respect of the Purchaser.

D-1

(f)	Capitalization.

(i) The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares and an unlimited number of preference shares. As of the close of business on the date of this Agreement, there were 5,725,821 issued and outstanding Purchaser Shares and no preference shares as fully paid and non-assessable. In addition, as of the close of business on the date of this Agreement, there were an aggregate of 536,000 Purchaser Shares issuable upon the exercise, conversion or vesting of 536,000 Purchaser Options issued under the Purchaser Stock Option Plan. All Purchaser Options have been duly authorized and validly issued and, upon issuance in accordance with their respective terms, such Purchaser Shares will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights or any Law.

(ii) The Purchaser Disclosure Letter sets forth, in respect of each Purchaser Option outstanding as of the date of this Agreement: (i) the number of Purchaser Shares issuable upon exercise; (ii) the purchase price payable; (iii) the date of grant; (iv) the date of expiry; (v) the name of the registered holder, identifying whether such holder is not an employee of the Purchaser; and (vi) the extent to which such Purchaser Options are vested and are exercisable.

(iii) The issuance of the Purchaser Shares under the Purchaser Stock Option Plan has been duly authorized by the Purchaser Board in compliance with Law and the terms of the Purchaser Stock Option Plan.

(iv) Except for the outstanding Purchaser Options, there are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Purchaser or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Purchaser or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Purchaser or any of its Subsidiaries, or the value of which is based on the value of the securities of the Purchaser or any of its Subsidiaries.

(g)	Subsidiaries. The Purchaser Disclosure Letter sets out all of the Subsidiaries of the Purchaser. All securities of such Subsidiaries held, directly or indirectly, by the Purchaser and are held free and clear of all Encumbrances, except as disclosed in the Purchaser Public Record. All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no Person (other than pursuant to the Arrangement) has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Purchaser of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares. Each of the Subsidiaries (i) has been duly formed in its respective jurisdiction of formation and is up-to-date in respect of all material corporate filings and is in good standing under the laws of such jurisdiction and (ii) has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, except as would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

(h)	Securities Law Matters. The Purchaser is a “reporting issuer” under Securities Laws in each of the provinces of Canada. The Purchaser Shares are listed and posted for trading on the TSX. The Purchaser is not in default of Securities Laws or the rules or regulations of the TSX. The Purchaser has not taken any action to cease to be a reporting issuer in any province nor has the Purchaser received notification from any Securities Authority seeking to revoke the reporting issuer status of the Purchaser. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Purchaser is pending, in effect, has been threatened, or to the knowledge of the Purchaser, is expected to be implemented or undertaken, and to the knowledge of the Purchaser, the Purchaser is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

D-2

(i)	Purchaser Public Record. Since January 1, 2016, the Purchaser has timely filed or delivered all documents and instruments required to be filed or furnished by it under Securities Laws (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations) (the “Purchaser Public Record”). Each of the documents and instruments constituting the Purchaser Public Record did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Purchaser has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of document or instrument in the Public Record. Neither the Purchaser nor any such document or instrument is the subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX.

(j)	Financial Statements.

(i) The Purchaser Financial Statements: (A) were prepared in accordance with IFRS consistently applied (except (1) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser’s independent auditors, or (2) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by Law in the unaudited statements) and Law; (B) fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contentment or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its Subsidiaries for the respective periods covered by such financial statements; and (C) reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Purchaser on a consolidated basis.

(ii) There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Purchaser or any of its Subsidiaries with unconsolidated entities or other Persons.

(iii) The financial books, records and accounts of the Purchaser have been maintained, in all material respects, in accordance with IFRS.

(iv) The financial books, records and accounts of the Purchaser and each of its Subsidiaries: (A) are stated in reasonable detail, (B) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Purchaser and its Subsidiaries, and (C) accurately and fairly reflect the basis for the Purchaser Financial Statements.

(v) There has not ever been any “reportable event” (within the meaning of National Instrument 51 - 102 – Continuous Disclosure Obligations) with the Purchaser’s auditors.

(vi) Since January 1, 2017, neither the Purchaser nor any of its Subsidiaries nor, to the knowledge of any director, officer, employee, auditor, accountant or representative of the Purchaser or any of its Subsidiaries, has the Purchaser received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

D-3

(k)	Undisclosed Liabilities. Neither the Purchaser nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise, required to be disclosed in the liabilities column of a balance sheet prepared in accordance with IFRS, except for (a) liabilities and obligations that are specifically presented on the audited consolidated balance sheet of the Purchaser has of December 31, 2018 (the “Purchaser Balance Sheet”) or disclosed in the notes thereto; (b) those incurred in the Ordinary Course since the date of the Purchaser Balance Sheet and consistent with past practice; and (c) those incurred in connection with the execution of this Agreement.

(l)	Real Property and Personal Property.

(i) Neither the Purchaser nor its Subsidiaries own any real property or hold an ownership interest in any real property, or have owned or held such ownership interest in the past five years, save and except as set out in the Purchaser Disclosure Letter (the “Owned Real Property”).

(ii) Neither the Purchaser nor its Subsidiaries lease any real property, hold a leasehold interest in any real property, or have a licence to use and/or occupy any real property save and except as set out in the Purchaser Disclosure Letter (the ‘‘Leased Real Property’’).

(iii) The Purchaser and its Subsidiaries have good, valid and marketable title to, and/or a valid and enforceable interest and tenure (whether a leasehold, licenced or otherwise) in the Leased Real Property, including in and to the fixtures thereto (collectively, the ‘‘Real Property’’).

(iv) Other than the Leased Real Property, neither the Purchaser nor its Subsidiaries has sub-leased, licensed or otherwise granted to any Person the right to use or occupy any Leased Real Property.

(v) The Purchaser and/or its Subsidiaries, as the case may be, enjoys exclusive, peaceful, and quiet possession of the Leased Real Property in accordance with the terms of the lease thereof, is not in default or breach under such lease, and no event has occurred which, after the giving of notice, with lapse of time, or both, would constitute a default or breach by the Purchaser and/or its Subsidiaries. The Purchaser and/or its Subsidiaries, as the case may be, has timely paid all rent and other sums due and payable under the lease(s) for the Leased Real Property.

(vi) The Real Property is sufficient for the purpose of the business of the Purchaser and its Subsidiaries as presently conducted, and the Purchaser and its Subsidiaries own, lease or licence all personal property as is necessary for them to conduct their business as presently conducted (collectively, the ‘‘Personal Property’’), and the Purchaser and its Subsidiaries have good and valid title to, or a valid and enforceable interest (whether a leasehold interest or otherwise) in, all of such Personal Property.

D-4

(vii) There are no suits, actions or proceedings pending or, to the knowledge of the Purchaser, threatened against or affecting any of the Real Property, Owned Real Property or Personal Property before any Governmental Entity.

(viii) There are no pending, or to the knowledge of the Purchaser, threatened condemnation or expropriation proceedings with respect to any of the Real Property.

(ix) No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the Real Property (or any portion thereof or interest therein) or any of the material assets owned or leased or otherwise held by the Purchaser or its Subsidiaries, or any part thereof or interest therein, except in connection with the Arrangement.

(x) There is/are no material breach(es) of any covenant affecting title to Real Property which is/are is outstanding.

(xi) There are no disputes regarding boundaries, easements, covenants or other matters relating to any of the Real Property.

(xii) The current uses of the Real Property is the lawful and valid under all applicable and any permission authorizing such uses are unconditional and permanent.

(xiii) All required consents and approvals have been obtained in respect of the development of the Real Property and any alteration, extension or other improvement thereof.

(m)	Compliance with Laws. The Purchaser and each of its Subsidiaries is, and has been, in compliance in all material respects with Law, other than acts of non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Purchaser.

(n)	Complete and Accurate Responses. All information provided to the Company by the Purchaser in connection with the due diligence request lists provided by the Company is complete and accurate in all material respects and is not misleading in any material respect, whether by way of omission or otherwise.

(o)	Opinion of Financial Advisor. The Purchaser Board and the Purchaser Special Committee have received the Purchaser Fairness Opinion and confirmation from the Purchaser Financial Advisor that the Arrangement is fair, from a financial point of view, to the Purchaser.

(p)	Finder’s Fees; Commission. Except for the fee payable to the Purchaser Financial Advisor as disclosed in the Purchaser Disclosure Letter, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Purchaser, the Purchaser Board, the Purchaser Special Committee, or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Purchaser or any of its Subsidiaries, or any of their respective officers, directors or employees, in connection with this Agreement or the transactions contemplated by this Agreement.

(q)	Purchaser Special Committee/Purchaser Board. The Purchaser Special Committee, after consultation with its financial and legal advisors, has unanimously recommended that the Board approve the Arrangement and that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Resolution. The Purchaser Board, acting on the unanimous recommendation in favour of the Arrangement by the Purchaser Special Committee, has unanimously: (i) determined that the Arrangement is in the best interests of the Purchaser; (ii) resolved to unanimously recommend that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Purchaser of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations. Each of the Purchaser Locked-Up Shareholders has advised the Purchaser that they will vote or cause to be voted all Purchaser Shares beneficially held by them in favour of the Purchaser Shareholder Resolution and each has entered into a Purchaser Voting Support Agreement with the Company.

D-5

(r)	Litigation. There is no Proceeding against or involving the Purchaser or any of its Subsidiaries or any of their respective properties or assets pending or, to the knowledge of the Purchaser, threatened and, to the knowledge of the Purchaser, no event has occurred, or state of facts exists, which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a Material Adverse Effect in respect of the Purchaser.

(s)	Employment Agreements. None of the Purchaser nor any of its Subsidiaries is a party to or bound by any Contract with any director or officer of the Purchaser or any of the Subsidiaries that includes any termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former directors, officers or employees providing for cash or other compensation or benefits of any nature upon the consummation of, or relating to, the Arrangement, including a change of control of the Purchaser.

(t)	Taxes.

(i) The Purchaser and each of its Subsidiaries has: (A) duly and timely filed, or caused to be filed, all Tax Returns required to be filed by it prior to the date hereof, and all such Tax Returns are true and correct in all material respects; (B) paid on a timely basis all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, other than Taxes which are being or have been contested in good faith and in respect of which, in the reasonable opinion of the Purchaser, for which adequate reserves have been provided in the Purchaser Financial Statements, and other than Taxes the failure to pay which does not have, and would not reasonably be expected to have, a Material Adverse Effect in respect of the Purchaser; and (C) duly and timely withheld, or caused to be withheld, all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non-resident person) and duly and timely remitted, or caused to be remitted, to the appropriate Tax authority such Taxes and other amounts required by Law to be remitted by it, except to the extent that such failure has or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Purchaser.

(ii) There are no outstanding elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Tax Return or any payment of any Taxes by, the Purchaser or any of its Subsidiaries.

(iii) The Purchaser is a “taxable Canadian Corporation” as defined in the Tax Act.

D-6

(u)	Ordinary Course.

Since January 1, 2017 and except as disclosed in the Purchaser Public Record:

(i) other than the transactions contemplated in this Agreement, the Purchaser and each of its Subsidiaries has conducted their respective business only in the Ordinary Course;

(ii) there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, individually or in the aggregate, a Material Adverse Effect in respect of the Purchaser;

(iii) except for Ordinary Course adjustments to employees (other than directors or officers), there has not been any material increase in the salary, bonus, or other remuneration payable to any officer or executive employees of any of Purchaser or any of its Subsidiaries;

(iv) there has not been any redemption, repurchase or other acquisition of Common Shares by the Purchaser, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Common Shares; and

(v) there has not been any entering into, or an amendment of, any Purchaser Material Contract other than in the Ordinary Course.

(v)	Purchaser Material Contracts.

(i) Each Purchaser Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Purchaser or a Subsidiary, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity) and is the product of fair and arms’ length negotiations between each of the parties to such Purchaser Material Contracts.

(ii) The Purchaser and each of its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Purchaser Material Contracts of the Purchaser and neither the Purchaser nor any of its Subsidiaries is in breach or default under any such Purchaser Material Contract, nor does the Purchaser have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(iii) None of the Purchaser or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach or default under nor, to the knowledge of the Purchaser, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default) of any such Purchaser Material Contract by any other party to a Purchaser Material Contract.

(iv) The Purchaser has not received any notice (whether written or oral), that any party to a Purchaser Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Purchaser or any of its Subsidiaries, and, to the knowledge of the Purchaser, no such action has been threatened.

(w)	Environmental Matters. The Purchaser and its Subsidiaries are in compliance, in all material respects with all Environmental Laws relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance.

(x)	Money Laundering; Anti-Terrorism; Anti-Corruption. None of the Purchaser, its Subsidiaries or, to the knowledge of the Purchaser, any director, officer, employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, or otherwise breached the United States Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) or is in violation of any other similar Law, or made any payment to any foreign, Canadian, governmental officer or official, or other Person charged with similar public or quasi-public duties, other than payments required or permitted by applicable Laws.

D-7